Exhibit 99.1

TRANSACTION AGREEMENT

BY AND AMONG

TRAWLERS LIMITED

SELLERS

(solely for the limited purposes specified herein)

AND

MANCHESTER UNITED PLC

December 24, 2023

NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DRAFT HAS BEEN ENTERED INTO AMONG THE PARTIES. THIS DOCUMENT, IN ITS PRESENT FORM OR AS IT MAY BE HEREAFTER REVISED BY ANY PARTY, WILL NOT BECOME A BINDING AGREEMENT OF THE PARTIES UNLESS AND UNTIL IT HAS BEEN EXECUTED BY ALL PARTIES AND COMPLETE EXECUTED COPIES HAVE BEEN DELIVERED AND ALL SCHEDULES AND EXHIBITS ARE ATTACHED. THE EFFECT OF THIS LEGEND MAY NOT BE CHANGED BY ANY ACTION OF THE PARTIES.

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TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT (this “Agreement”), dated as of December 24, 2023, is entered into by and among the persons whose names are listed in Schedule B (“Sellers”), solely for the limited purposes specified herein, Trawlers Limited, a company limited by shares incorporated under the laws of the Isle of Man with company number 021222V (“Purchaser”) and Manchester United plc, an exempted company with limited liability incorporated under the Law of the Cayman Islands with company number 268512 (the “Company”).

RECITALS

WHEREAS, Sellers, in the aggregate, directly and indirectly own 110,207,613 Class B Ordinary Shares;

WHEREAS, Purchaser has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Offer”) to purchase from the holders of the Class A Ordinary Shares up to 13,237,834 Class A Ordinary Shares (the “Offer Cap”), at a price of $33.00 per Class A Ordinary Share (subject to the adjustment in Section 2.03(g)), net to the shareholder in cash, without interest thereon, less any required withholding Tax (the “Offer Price”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, substantially concurrently with the Offer Acceptance Time in accordance with Section 2.02, (a) Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, the aggregate number of Class B Ordinary Shares, set out opposite each Seller’s name in Schedule B in the column labelled “Sale Shares” (the “Sale Shares”), which constitute, in the aggregate, twenty-five (25) percent of the issued and outstanding Class B Ordinary Shares, upon the terms and subject to the conditions of this Agreement and (b) Purchaser has agreed to purchase the Closing Subscription Shares;

WHEREAS, subject to the terms contained in this Agreement, in accordance with Section 2.02, Purchaser has agreed to subscribe for and purchase and the Company has agreed to issue and allot to Purchaser, at the Subsequent Closing, the Subsequent Subscription Shares;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that it is in the best interests of the Company for the Company to execute, deliver and perform this Agreement and the Transactions, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Governance Agreement and the Ancillary Agreements, (iii) determined to direct that the Amendment Proposal be submitted to the shareholders of the Company for their approval, and (iv) resolved to recommend that the Company’s shareholders (1) approve the adoption of the amended and restated memorandum and articles of association of the Company set out in Exhibit A (the “Amended Articles”) by the Company and (2) tender their Class A Ordinary Shares to Purchaser pursuant to the Offer (such recommendation, the “Company Board Recommendation”);

WHEREAS, the board of directors of Purchaser has (i) approved the execution, delivery and performance by Purchaser of this Agreement and the Transactions, and (ii) declared it advisable for Purchaser to enter into this Agreement and consummate the Transactions;

WHEREAS, concurrently with the execution of this Agreement, as a condition to the willingness of, and material inducement to, Purchaser entering into this Agreement, Sellers, the Company and the Proxyholder (as defined in the Voting Agreement) have executed and delivered the Voting Agreement, pursuant to which Sellers have agreed to vote in favor of the adoption by the Company of the Amended Articles;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of, and material inducement for, Sellers and the Company entering into this Agreement, Purchaser and Investor have executed and delivered to the Company and Sellers a limited guarantee, dated as of the date of this Agreement in favor of the Company and Sellers guaranteeing Purchaser’s damages payment obligations to the Company and Sellers under this Agreement (the “Guarantee”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of, and material inducement for, Purchaser entering into this Agreement, Sellers and Purchaser have executed and delivered the Governance Agreement (effective as of Closing), which, from Closing, will regulate (i) the terms on which Purchaser is proposing to hold shares in the Company, (ii) the relationship between certain of the shareholders of the Company, and (iii) certain aspects of the management and affairs of the Company and its Subsidiaries; and

WHEREAS, Purchaser, the Company and Sellers desire to make certain representations, warranties and agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

Article I.
DEFINITIONS

Section 1.01          Definitions.

(a)          As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the Transactions or any other proposal or offer from Purchaser or any of its Affiliates, any proposal or offer from a Third Party in respect of an acquisition of any issued and outstanding Class A Ordinary Shares or Class B Ordinary Shares.

“Affiliate” means, (a) with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, or formed for the benefit of, such Person and (b) with respect to Purchaser, the INEOS Group. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Amendment Proposal” means the resolution for the Company to adopt the Amended Articles.

“Ancillary Agreements” means, collectively, the Equity Commitment Letter, the Guarantee and the Voting Agreement.

“Anti-Corruption Laws” means all Applicable Laws relating to the prevention of corruption, bribery and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any successor statute, rules or regulations thereto.

“Applicable Law” means, with respect to any Person, any Law (including, for the avoidance of doubt, the FA Rules, the WSL Rules, the PL Rules and any Laws in respect of Tax) or Governmental Order, in each case, of any Governmental Authority (or under the authority of NYSE) that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“BofA 2015 Revolving Credit Facility” means the £150 million secured revolving credit facility due April 4, 2025 entered into pursuant to the revolving facility agreement dated May 22, 2015, as amended pursuant to an amendment letter dated October 7, 2015, an amendment and restatement agreement dated April 4, 2019, an amendment and restatement agreement dated March 4, 2021 and an amendment and restatement agreement dated December 10, 2021 (as amended and/or restated from time to time) among Red Football Limited, Manchester United Football Club Limited, as borrower, the other guarantors party thereto, Bank of America Europe Designated Activity Company, as agent, the other lenders party thereto, and Bank of America Europe Designated Activity Company, as security trustee.

“BofA 2022 Bilateral Revolving Credit Facility” means the £75 million secured revolving credit facility due June 25, 2027 entered into pursuant to the revolving facility agreement dated April 26, 2022 (as amended and/or restated from time to time) among Red Football Limited, Manchester United Football Club Limited, as borrower, the other guarantors party thereto, Bank of America, N.A., London Branch, as lender and issuing bank, Bank of America Europe Designated Activity Company, as agent, and Bank of America Europe Designated Activity Company, as security trustee.

“BofA Term Loan Facility” means the $225 million secured term loan facility due August 6, 2029 entered into pursuant to the term facility agreement dated May 20, 2013, as amended pursuant to an amendment and restatement agreement dated August 11, 2014, an amendment and restatement agreement dated May 15, 2015, an amendment letter dated June 26, 2015, an amendment letter dated September 11, 2015, an amendment and restatement agreement dated June 14, 2018, an amendment and restatement agreement dated August 5, 2019, an amendment and restatement agreement dated March 4, 2021, an amendment letter dated December 10, 2021 and an amendment and restatement agreement dated June 1, 2023 (as amended and/or restated from time to time) among the Red Football Limited, Manchester United Football Club Limited, as borrower, the other guarantors party thereto, Bank of America Europe Designated Activity Company, as lender, and Bank of America Europe Designated Activity Company, as agent.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed and, solely in relation to Section 2.02, any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed or on which commercial banks are closed in London.

“Cash” means the cash and cash equivalents of the Group Companies, in accordance with the Accounting Principles.

“CICA” means the Companies Act (2023 Revision, as amended from time to time) of the Cayman Islands.

“Class A Ordinary Shares” means the Class A ordinary shares, $0.0005 par value per share, of the Company.

“Class B Ordinary Shares” means the Class B ordinary shares, $0.0005 par value per share, of the Company.

“Club” means Manchester United Football Club Limited.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, or any successor statute, rules or regulations thereto.

“Company Balance Sheet” means the consolidated audited balance sheet of the Company as of June 30, 2023 and the notes thereto, as contained in the Company SEC Documents.

“Company Balance Sheet Date” means June 30, 2023.

“Company Debt” means, with respect to the Group Companies, without duplication, the aggregate amount of the following borrowings and indebtedness in the nature of borrowings: (a) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of any of the Group Companies for borrowed money, whether secured or unsecured, including, without limitation, the Company Finance Facilities; (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by any of the Group Companies; (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets; (d) all obligations under capital leases; (e) all obligations in respect of bankers acceptances or letters of credit; (f) net obligations of the Group Companies under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof); (g) any amounts owing by any Group Company as deferred purchase price for assets, properties or services, including any seller notes, “earn-out” payments, purchase price adjustment payments and non-competition payments in connection with merger and acquisition transactions; (h) any interest, fees, premium, prepayment penalties and other expenses (including breakage costs) owed by any Group Companies with respect to any indebtedness or liabilities of the type referred to above; (i) any debt or liabilities associated with any employee benefit schemes associated with any Group Companies; (j) any declared but unpaid dividends or distributions by any Group Companies to any of the Sellers or any of their respective Affiliates (other than the Group Companies) or immediate family members (or any of their Affiliate’s immediate family members) and any Taxes relating thereto; (k) any liabilities in respect of any Company Restricted Share Awards or other long-term incentive plan, share plan, phantom share plan and/or similar plan; (l) any withholding Taxes payable, excluding those that relate to VAT or sales Taxes; (m) any provisions or accruals of a type required to be reflected or reserved for on a consolidated balance sheet prepared in accordance with IFRS made in respect of planned or anticipated remediation works under Environmental Laws or in respect of planned or in respect of planned asbestos removal costs; (n) any corporate income Tax payables; (o) any provisions or accruals of a type required to be reflected or reserved for on a consolidated balance sheet prepared in accordance with IFRS for redundancies; (p) liabilities of a type required to be reflected or reserved for on a consolidated balance sheet prepared in accordance with IFRS with respect to Player trading activities, including any instalment payments or amounts which are contingent (including, but not limited to, such amounts which are contingent on appearances), together with all liabilities of the Group Companies to make an actual payment of Tax in respect of the employment or transfer of any Players; (q) any third-party transaction costs incurred in respect of the negotiation and execution of this Agreement that are payable by any of the Group Companies; (r) provision for unfunded or underfunded liabilities in respect of any pension scheme of any of the Group Companies; (s) any Tax and social securities liabilities (plus interest) of any Group Company arising in respect of Tax Authority enquiries relating to agents’ fees, image rights, player agency arrangements, employment status of club ambassadors and legends, NIC treatment of overseas loan players and restrictive covenant payments; (t) any direct or indirect obligations to guarantee any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument (and other than by a Group Company in favor of another Group Company) and (u) any agreement to provide any of the foregoing, provided, that, for clarification, “Company Debt” shall not include (i) “trade debt” or “trade payables” and (ii) any intercompany indebtedness solely between or among the Company or any of its wholly-owned Subsidiaries.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Purchaser in connection with the execution of this Agreement.

“Company Equity Plan” means the Company’s 2012 Equity Incentive Award Plan (including any sub-plans thereto).

“Company Finance Facilities” means the Company Notes, BofA 2015 Revolving Credit Facility, BofA 2022 Bilateral Revolving Credit Facility, BofA Term Loan Facility and Santander UK Revolving Credit Facility.

“Company IP” means all Intellectual Property Rights owned by any Group Company.

“Company IT Assets” means the computers, servers, workstations, routers, hubs, hardware and other tangible information technology assets, systems, and networks that are owned, leased or licensed by the Group Companies and used by the Group Companies in the operation of their businesses.

“Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event (each, an “Effect”) that, individually or in the aggregate, had, has or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, operations, results of operations or financial condition of the Group Companies, taken as a whole; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in Applicable Law, IFRS or any applicable accounting standards or any interpretation thereof, in each case after the date hereof; (b) general economic, political or business conditions or changes therein, or acts of terrorism, epidemics or pandemics (including COVID-19), disease outbreaks or changes in geopolitical conditions (including commencement, continuation or escalation of war, armed hostilities or national or international calamity) or any escalation or worsening relating to the foregoing, including any escalation or worsening of stoppages, shutdowns or habits or behavior of people, or any response of any Governmental Authority (including requirements for business closures or “sheltering-in-place”), related to any of the foregoing; (c) financial and capital markets conditions, including interest rates and currency exchange rates, and any changes therein; (d) seasonal fluctuations in the business of the Group Companies; (e) any change generally affecting the industries in which the Group Companies operate; (f) the identity of the parties (or their Affiliates), the negotiation, entry into or announcement of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement (other than for purposes of any representation or warranty in Section 4.04, condition to Closing related thereto but subject to disclosures in Section 4.04 of the Company Disclosure Letter, to the extent such representations and warranties address the negotiation, entry into, announcement, pendency or consummation of the Transactions); (g) the compliance with the terms of this Agreement or the taking of any action (or the omission of any action) expressly required by this Agreement (other than the obligation to operate in the ordinary course of business in accordance with Section 6.01(a)) or requested in writing by Purchaser; (h) any act of God or natural disaster; (i) any change in the price or trading volume of the Company’s securities or other financial instruments, in and of itself (provided that this clause (i) shall not prevent a determination that any change or effect underlying such change has contributed to or resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); (j) any failure of the Group Companies to meet any internal or published projections, estimates or forecasts (provided that this clause (j) shall not prevent a determination that any change or effect underlying such failure to meet projections, estimates or forecasts has contributed to or resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); or (k) any matter of which Purchaser is aware on the date of this Agreement or to which Purchaser has consented or hereafter consents in writing and any matters set forth in the Company Disclosure Letter; provided, further, that in the case of the foregoing clauses (a), (b), (c), (e) and (h), except to the extent that such matters materially and disproportionately impact the Group Companies (taken as a whole) relative to other businesses in the industries in which the Group Companies operate.

“Company Notes” means the $425,000,000 senior secured notes due June 25, 2027 issued pursuant to the Note Purchase Agreement.

“Company Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares.

“Company Restricted Share Award” means an award of restricted Class A Ordinary Shares that are subject to vesting or forfeiture conditions granted under the Company Equity Plan.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of January 17, 2023 between INEOS Industries Holdings Limited and the Company.

“Contract” means any legally binding contracts, agreements, subcontracts, plant, machinery or equipment leases, and purchase orders.

“Director of Football” means any person employed or engaged (a) with the title of “Football Director”, “Technical Director” or equivalent; or (b) as a senior executive with responsibilities exclusively covering (i) negotiating terms of Player transfers/loans and contracts; (ii) recruitment of Players and/or coaching staff; (iii) managing relationships with the relevant sporting governing bodies; or (iv) overseeing the academy and talent development pipeline.

“Disclosure Letter” means the Company Disclosure Letter or the Purchaser Disclosure Letter, as applicable.

“Effective Time” means the time at which the Closing becomes effective.

“Environmental Laws” means any and all applicable foreign, U.S. federal, state or local Laws relating to the protection of the environment, as in effect on and as interpreted as of the date hereof, including those relating to the treatment, storage, disposal or release of hazardous or toxic substances.

“Equity Commitment Letter” means that certain letter dated December 24, 2023 addressed to Purchaser, pursuant to which the Investor has agreed, subject only to the conditions set forth therein, to provide or cause to be provided the equity financing described therein.

“Equity Financing” means the equity financing incurred or to be incurred pursuant to the Equity Commitment Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“FA Rules” means the Football Association’s rules and regulations as set out in the Football Association Handbook Season 2023/24 and as amended from time to time.

“Family Member” means with respect to any Person, such Person’s spouse, domestic partners, parents, children or siblings and all trusts for the sole benefit of any of the foregoing.

“FIFA” means the Fédération Internationale de Football Association, the world-wide governing body for association football currently situated at FIFA-Strasse 20, P.O. Box 8044, Zurich, Switzerland, and any successor or replacement body from time to time.

“First Team Manager” means any person employed or engaged in a coaching or managerial role, with primary responsibility for the first teams of the Company or relevant Subsidiary.

“Football Association” means the Football Association Limited, a private company limited by shares incorporated in England and Wales with registered number 00077797 and which is the governing body for association football in England and any successor or replacement body from time to time.

“Football Association Approval” means the Football Association providing confirmation, pursuant to paragraph 3.1 of section 21 of the FA Rules, that each of the relevant persons nominated by Purchaser (as confirmed to Sellers in writing prior to such nomination) to act as an Officer (as defined in the FA Rules) of Manchester United Women’s Football Club Limited is permitted to so act.

“Football Club” means Manchester United Football Club, a professional football team based in Greater Manchester, England.

“Fraud” means any cause of action for actual fraud that requires as an element an intent to deceive, malice, scienter or similar intent (and not any type of fraud cause of action based solely on recklessness, negligence, misrepresentation or omission or any similar constructive intent or knowledge element) by the Company with respect to the making of the representations and warranties set forth in Article IV of this Agreement or by Purchaser with respect to the making of representations and warranties set forth in Article V of this Agreement.

“FSMA” means the Financial Services and Markets Act 2000 (references to FSMA being read, as appropriate, with the FSMA (Controllers) (Exemption) Order 2009).

“Governance Agreement” means the governance agreement entered into on the date of this Agreement by the Company, the Sellers and the Purchaser.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal or any self-regulatory organization (including NYSE, PL, the FA, UEFA, FIFA and the German Federal Cartel Office).

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Companies” means, collectively, the Company and each of its Subsidiaries.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, and IFRS Interpretations Committee interpretations.

“INEOS Group” means (a) INEOS Limited and its wholly owned Subsidiaries, (b) each of the Persons listed on Section 1.01(a)(i) of the Purchaser Disclosure Letter, (c) the Investor, (d) the Persons that beneficially own the Purchaser as of the date hereof and (e) any Person of which Investor has sole dispositive power and exclusive voting power.

“Intellectual Property Rights” means all intellectual property rights worldwide, including (a) patents, (b) Trademarks, domain names, and intellectual property rights in social media account identifiers, (c) copyrights, mask works and industrial designs, and other intellectual property rights in works of authorship, (d) trade secrets and other intellectual property rights in confidential or proprietary information, inventions, data, know-how, methods, and processes, (e) intellectual property rights in software, and (f) all registrations and applications for the registration or issuance of any of the foregoing.

“Investor” means Sir James A. Ratcliffe.

“Knowledge” means, (a) with respect to Purchaser, the actual knowledge of each of the Persons listed on Section 1.01(a)(ii) of the Purchaser Disclosure Letter, (b) with respect to the Company, the actual knowledge of each of the Persons listed on Section 1.01(a)(i) of the Company Disclosure Letter and (c) with respect to each Seller, the actual knowledge of each of the Persons listed on Section 1.01(a)(ii) of the Company Disclosure Letter.

“Law” means any and all laws, statutes, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority (including, for the avoidance of doubt, the PL Rules, the WSL Rules and the FA Rules).

“Leased Real Property” means real property leased or subleased by a Group Company pursuant to a lease or sublease which provides for annual rent (excluding VAT and other outgoings) in excess of £1,000,000, or which is otherwise granted to a Group Company for a term exceeding twenty-five (25) years.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, option, pre-emption or right of first refusal or other lien or restriction of any kind.

“Net Debt Statement” means the statement prepared by the Company and delivered to Purchaser prior to the date of this Agreement, setting out the Company Debt and Cash of the Group Companies as at the Net Debt Statement Date.

“Net Debt Statement Date” means November 30, 2023.

“Note Purchase Agreement” means that certain Note Purchase Agreement dated May 27, 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent, as amended from time to time.

“NYSE” means the New York Stock Exchange or any successor exchange.

“Organizational Documents” means (a) with respect to any corporation, the memorandum and articles of association (or the equivalent or comparable constitutive documents with respect to any non-Cayman jurisdiction); (b) with respect to any limited liability company, the certificate of formation or registration and the limited liability company agreement (or the equivalent or comparable constitutive documents with respect to any non-Cayman jurisdiction); and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or registration or declaration of trust of such entity (or the equivalent or comparable constitutive documents with respect to any non-Cayman jurisdiction).

“Owned Real Property” means any freehold property owned by a Group Company.

“Payment Fund” means $164,000,000.

“Permitted Liens” means (a) Liens for Taxes not yet delinquent or that are being contested in good faith, (b) Liens in favor of vendors or securing performance of bids, construction trade contracts, plant, machinery or equipment leases or similar Liens or encumbrances arising in the ordinary course of business or by operation of Applicable Law, (c) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (d) planning and building regulations, codes, conditions, restrictions and requirements, land use restrictions and other Applicable Laws regulating the use or occupancy of Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Real Property and which are not violated by the current use and operation of such Real Property or the operation of the business of the Group Companies, (e) planning obligations, contributions or financial levies relating to Real Property that are imposed by a Governmental Authority having jurisdiction over any such Real Property and any planning or statutory agreements and unilateral undertakings entered into with or in favor of any Governmental Authority, statutory undertaker or utility provider relating to any Real Property, (f) with respect to Real Property, (i) covenants, conditions, stipulations, outgoings, burdens, reservations, rights of way, encumbrances, easements, restrictions, encroachments or other similar matters or interests affecting title to the Real Property, (ii) Liens contained or referred to in the deeds and documents relating to such Real Property and in any surveys relating to such Real Property where such surveys have been made available to Purchaser, (iii) any Liens which would be revealed by searches or enquiries, whether or not made, on this date of this Agreement, at HM Land Registry, local and central land charges registries, local authorities and all other public registers relevant to such Real Property, (iv) Liens which would be revealed as a result of a physical inspection, whether or not made, of such Real Property, (v) security deposits or guarantees provided by a Group Company in relation to Leased Real Property, and (vi) Liens encumbering the interest of any superior leasehold, freehold or other superior interest held by entities other than the Group Companies in relation to such Real Property, and (vii) any other non-monetary Liens which, in the case of each of the foregoing clauses (i) through (vii), would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (g) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents (including, without limitation, the Company Finance Facilities) or incurred in the ordinary course of business since the date of the most recent annual report on Form 20-F filed with the SEC by the Company and Liens securing surety bonds or indebtedness or liabilities that have otherwise been disclosed to Purchaser in writing, (h) Liens to be released on or prior to the Closing Date, (i) such Liens or other imperfections, defects or irregularities of title, if any, that do not have a Company Material Adverse Effect, including Liens for any supplemental Taxes or assessments not shown by the public records, (j) Liens securing acquisition financing with respect to any applicable asset, including refinancings thereof, (k) Liens described in Section 1.01(a)(iii) to the Company Disclosure Letter, and (l) any other Liens which would not, individually or in the aggregate, interfere materially with the ordinary course of the business of the Group Companies.

“Person” means any individual, group (within the meaning of Section 13(d)(3) of the Exchange Act), firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust, Governmental Authority or instrumentality or other entity of any kind.

“PL” means The Football Association Premier League Limited, a company incorporated in England and Wales with registered number 02719699 whose registered office is at Brunel Building, 57 North Wharf Road, London, United Kingdom, W2 1HQ and any successor or replacement body from time to time.

“PL Approval” means (a) the PL providing confirmation that the relevant persons nominated (as confirmed to Sellers in writing prior to such nomination) by Purchaser to be a Director (as defined in the PL Rules) have complied with the process set out in PL Rule F.28.1.1 and PL Rule F.28.1.4 and no such person is liable to be disqualified as a Director (as defined in the PL Rules) pursuant to PL Rule F.1, (b) the PL providing confirmation that it is satisfied with the information provided pursuant to both PL Rule F.28.1.2 and PL Rule F.28.1.3, and (c) Purchaser and the Company (as applicable) acceding to any powers and/or accepting any conditions imposed pursuant to PL Rule F.29.

“PL Rules” means the PL’s rules as set out in the Premier League Handbook Season 2023/24 (as most recently updated on 6 December 2023), and as amended from time to time.

“Player” means any professional football player.

“Playing Staff” means all employees of the Group Companies who are: (a) a Player (provided with regard to any representation or warranty that requires a Player Contract to be made available, such requirement shall apply only to Players with a base salary in excess of £350,000 per annum or its equivalent in local currency); or (b) employed in the capacity as manager of the first Manchester United team or coach of the first and reserve Manchester United teams; or (c) employed in a senior position/role (with a base salary in excess of £80,000 per annum or its equivalent in local currency) in supporting the first and reserve Manchester United teams including, without limitation, in connection with the scouting, academy, football operation and data science operations of the Group Companies.

“Playing Staff Support Benefit” means any benefit providing a service to enhance or maintain the lifestyle of Playing Staff, including but not limited to concierge services, private catering staff, private chauffeurs and personal trainers.

“Proceeding” means any claim, action, suit, audit, assessment, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Purchaser Disclosure Letter” means the Disclosure Letter delivered by Purchaser to Sellers in connection with the execution of this Agreement.

“Real Property” means, collectively, the Leased Real Property and the Owned Real Property.

“Registered IP” means all Company IP that is issued by or registered with any Governmental Authority or a domain name registrar, and all applications for the registration or issuance of any of the foregoing.

“Regulatory Condition” has the meaning given in Annex I(d).

“Relevant Acquisition Proposal” means, other than the Transactions or any other proposal or offer from Purchaser or any of its Affiliates, any proposal or offer from a Third Party in respect of (i) an acquisition of Class A Ordinary Shares from the holders of Class A Ordinary Shares representing fifteen (15) percent or less of the Class A Ordinary Shares in issue from time to time or (ii) an acquisition of Class A Ordinary Shares from the Company for less than $300,000,000 in the aggregate at a per share price equal to or greater than $33.00.

“Representatives” means, with respect to any Person, (a) such Person’s Affiliates, and (b) such Person’s and each such Affiliate’s respective officers, directors, employees, agents, attorneys, accountants, advisors, consultants and other authorized representatives.

“Santander UK Revolving Credit Facility” means the £75 million secured revolving credit facility due June 25, 2027 entered into pursuant to the revolving facility agreement dated October 14, 2020 as amended pursuant to an amendment and restatement agreement dated March 4, 2021, an amendment and restatement agreement dated December 13, 2021 and an amendment and restatement agreement dated April 26, 2022 (as amended and/or restated from time to time) among Red Football Limited, Manchester United Football Club Limited, as borrower, the other guarantors party thereto, Santander UK plc, as lender, Santander UK plc, as agent, and Bank of America Europe Designated Activity Company, as security trustee.

“SEC” means the United States Securities and Exchange Commission (or any successor thereto).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Senior Employee” means any (a) employee of any Group Company with a base salary in excess of £150,000 per annum or its equivalent in local currency, together with (b) any Playing Staff (but excluding any Player).

“Seller Fundamental Representations” means, collectively, each of the representations made by Sellers in Section 4.21 and Section 4.22.

“Sellers’ Representative” means Joel Glazer.

“Subsequent Subscription Effective Time” means the time at which the Subsequent Closing becomes effective.

“Subsidiary” of a Person means any other Person with respect to which the first Person (a) has the right to elect a majority of the board of directors or other Persons performing similar functions or (b) beneficially owns more than fifty (50) percent of the voting share (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Superior Proposal” means any bona fide Acquisition Proposal made by a Third Party relating to (a) any acquisition or purchase, in a single transaction or series of related transactions, of (i) fifty (50) percent or more of the assets of the Group Companies, taken as a whole, or (ii) fifty (50) percent or more of the combined voting power of the Company, (b) any tender offer or exchange offer that if consummated would result in any Person or group acquiring beneficial ownership of fifty (50) percent or more of the combined voting power of the Company, or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange, joint venture, license or other transaction involving the Company or any of its Subsidiaries in which a Third Party or its shareholders, if consummated, would acquire fifty (50) percent or more of the combined voting power of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, or (d) any combination of the foregoing, that, in each case, (x) did not result from a breach of Section 6.02(a) and (y) the Company Board determines, in its good faith judgment, after consultation with its outside financial advisors and outside legal counsel, (1) is reasonably likely to be consummated in accordance with its terms and conditions and (2) is on terms that, if consummated, would result in a transaction more favorable to the holders of Company Ordinary Shares from a financial point of view than the Transactions, in the case of each of (1) and (2) taking into account all financial, regulatory, legal and other aspects of such proposal (including certainty of closing), and the identity of the Person making the proposal.

“Tax” means any and all U.S. federal, state or local or non-U.S. taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty or other tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by any Governmental Authority responsible for the imposition of any such tax.

“Tax Authority” means any Governmental Authority responsible for the collection, assessment or management of any Tax.

“Tax Return” means any return, report, declaration, election, information return or other document (including schedules thereto, other attachments thereto or amendments thereof) filed or required to be filed with any taxing authority in connection with the determination, assessment or collection of any Tax, or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party” means any Person other than the Company, Sellers, Purchaser and their respective Affiliates.

“Trademarks” means trademarks, service marks, trade dress, trade names, company names, logos, brand names, and other indicia of origin, and all goodwill of the business associated therewith and symbolized thereby.

“Transactions” means, (a) the Offer, (b) the sale and purchase of the Sale Shares, (c) the Closing Share Subscription, (d) any other transactions contemplated by this Agreement and the Ancillary Agreements (to take place on or around the Closing Date) and (e) the Subsequent Share Subscription.

“Transfers Plan” means the plan and objectives of the Company and/or its Subsidiaries regarding Players (including transfers, in and out, whether on a permanent or temporary (loan) basis, and any other changes to their existing terms and conditions of employment), as disclosed to Purchaser in writing prior to the date of this Agreement.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges incurred pursuant to or arising as a result of the execution or performance of the Transactions.

“UEFA” means the Union des Associations Européennes de Football, the European governing body for association football currently situated at Route de Geneve 46, Case postale, CH-1260, Nyon 2, Switzerland, and any successor or replacement body from time to time.

“VAT” means value added tax charged or imposed pursuant to Council Directive 2006/112/EC or any national legislation implementing such Directive (including, for the avoidance of doubt, the Value Added Tax Act 1994 and any related secondary legislation) and any other similar value added, sales or turnover tax imposed in any jurisdiction and any penalties or fines in relation to them.

“Voting Agreement” means the Voting Agreement, dated as of the date hereof, by and among Sellers, the Company and the Proxyholder (as defined in the Voting Agreement).

“WSL Rules” means the Football Association Women’s Super League and the FA Women’s Championship Competition Rules 2023/24 and as amended from time to time.

(b)          Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	6.02(a)(ii)
Amended Articles	Recitals
Antitrust Laws	4.03
ARC	Schedule A
Capitalization Date	4.05(a)
Closing	2.02
Closing Date	2.02
Closing Subscription Price	2.01(a)(ii)
Closing Subscription Shares	2.01(a)(ii)

Term	Section
Closing Share Subscription	2.01(a)(ii)
Company	Preamble
Company’s Account	3.01(b)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Financial Statements	4.06(a)
Company Licenses	4.10(b)
Company Material Contract	4.09(a)
Company SEC Documents	4.06(a)
Company Shareholders’ Meeting	7.02(c)
Data Privacy and Security Laws	4.10(e)
End Date	9.01(a)(ii)
Enforceability Exceptions	4.02(a)
Enforcement Costs	9.03(d)
Expiration Time	2.03(c)
Guarantee	Recitals
Insurance Policies	4.14
Investor	1.01(a)
Matching Period	6.02(e)
Non-Recourse Parties	10.14
Offer	Recitals
Offer Acceptance Time	2.03(f)
Offer Cap	Recitals
Offer Commencement Date	2.03(a)
Offer Conditions	2.03(b)
Offer Documents	2.03(e)
Offer Price	Recitals
Other Regulatory Termination Fee	9.03(c)
Purchaser Termination Fee	9.03(b)
Personal Information	4.10(e)
Plans	4.16(a)
Proxy Date	7.02(c)
Purchaser	Preamble
Purchaser’s Representative	6.01(c)
Proxy Statement	7.02(a)
Registration Rights Agreement	7.11
Required Company Shareholder Approval	4.19
Sale Price	2.01(a)(i)
Sale Shares	Recitals
Schedule 14D-9	2.04(a)
Schedule TO	2.03(e)
Seller	Preamble
Sellers’ Account	3.01(a)
Terminating Company Breach	9.01(a)(v)
Terminating Purchaser Breach	9.01(a)(vi)

Term	Section
Transaction Claim	7.05(a)
Transaction Claim Indemnitee	7.05(a)

Section 1.02          Definitional and Interpretative Provisions.

(a)          Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) the terms “Article”, “Section” or “Exhibit” refer to the specified Article, Section or Exhibit of this Agreement unless otherwise indicated, (v) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation”, (vi) the word “or” shall be disjunctive but not exclusive, and (vii) unless the context otherwise requires, “neither”, “nor”, “any”, “either” and “or” are not exclusive.

(b)          The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)          Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (subject to the terms and conditions to the effectiveness of such amendments contained herein and therein).

(d)          Words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.

(e)          Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(f)          Any Law defined or referred to herein or in any agreement, Contract or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented and (in the case of statutes) to any rules or regulations promulgated thereunder, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(g)          The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent and no rule of strict construction shall be applied against any party.

(h)          Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(i)          The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(j)          All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS.

(k)          All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(l)          The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(m)          Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(n)          The phrase “made available” with respect to documents shall be deemed to include any documents (x) filed with or furnished to the SEC or (y) provided in a virtual “data room” established by the Company or its Representatives in connection with the Transactions, in the case of each of clauses (x) and (y), at least one (1) Business Day prior to the date hereof.

(o)          References to any Contract are to such Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof.

(p)          Despite anything in this Agreement to the contrary, with respect to obligations requiring any Seller (or Sellers) to cause the Company or any of its Subsidiaries to take or refrain from taking, or to use any efforts to cause the Company or any of its Subsidiaries to take or refrain from taking, any action, each Seller’s (and Sellers’) obligations set forth in this Agreement shall only apply to the actions or omissions of the Company that such Seller (or Sellers) can directly control and shall not be read to apply to any other actions. For the avoidance of doubt, in no event will “direct control” be deemed to include actions that would result in or constitute (i) a breach of fiduciary duty by any Director, officer or employee of any Group Company under Applicable Law, (ii) the removal of any director, the termination of any officer or employee of any Group Company or (iii) otherwise require the payment of any fee or the undertaking of any concession (including by or on behalf of any Group Company).

Article II.
THE TRANSACTIONS

Section 2.01          Purchase and Sale of Sale Shares; Issuance of the Subscription Shares; Issuance of the Subsequent Subscription Shares.

(a)          Upon the terms and subject to the conditions set forth in this Agreement at the Closing:

(i)          each Seller agrees to sell, assign, convey, transfer and deliver to Purchaser, and Purchaser agrees to purchase and accept from each Seller, each Seller’s right, title and interest, as of the Closing, in and to the Sale Shares, free and clear of any Liens. The purchase price payable to Sellers for each Sale Share shall be $33.00 (the “Sale Price”), payable in accordance with Section 3.01(a); and

(ii)          the Purchaser agrees to subscribe for 1,966,899.062 Class A Ordinary Shares and 4,093,706.998 Class B Ordinary Shares (collectively, the “Closing Subscription Shares”) for an aggregate subscription price of $200 million (the “Closing Subscription Price”) (such subscription, the “Closing Share Subscription”) and, subject to payment by the Purchaser of the Closing Subscription Price pursuant to Section 3.01(b), the Company agrees to issue and allot to the Purchaser at the Closing the Closing Subscription Shares free and clear of any Liens (other than any Liens arising under applicable securities laws and Organizational Documents of the Company), fully paid and ranking pari passu with the Class A Ordinary Shares and Class B Ordinary Shares (as applicable) in issue at the time of the Closing Share Subscription.

(b)          Upon the terms and subject to the conditions set forth in this Agreement at the Subsequent Closing the Purchaser agrees to subscribe for 983,449.531 Class A Ordinary Shares and 2,046,853.499 Class B Ordinary Shares (collectively, the “Subsequent Subscription Shares”) for an aggregate subscription price of $100 million (the “Subsequent Subscription Price”) (such subscription, the “Subsequent Share Subscription”) and, subject to payment by the Purchaser of the Subsequent Subscription Price pursuant to Section 3.01(c), the Company agrees to issue and allot to the Purchaser at the Subsequent Closing the Subsequent Subscription Shares free and clear of any Liens (other than any Liens arising under applicable securities laws and Organizational Documents of the Company), fully paid and ranking pari passu with the Class A Ordinary Shares, and Class B Ordinary Shares (as applicable) in issue at the time of the Subsequent Share Subscription.

Section 2.02          The Closing; Subsequent Closing.

(a)          Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Sale Shares and the Closing Share Subscription as provided for in this Agreement (the “Closing”), shall take place at the offices of Latham & Watkins LLP, 1271 Avenue of the Americas, New York, NY 10020, at 8:00 a.m. (Eastern time) on the day immediately after the Expiration Time except if the conditions set forth in Section 8.01 shall not be satisfied or waived by such date, in which case on no later than the first Business Day on which the conditions set forth in Section 8.01 are satisfied or waived. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b)          Subject to the terms and conditions of this Agreement, the closing of the Subsequent Share Subscription each as provided for in this Agreement (the “Subsequent Closing”) shall take place at the offices of Latham & Watkins LLP, 1271 Avenue of the Americas, New York, NY 10020, at 10:00 a.m. (Eastern time) on December 31, 2024, or such earlier date following the Closing Date as the Purchaser may notify the Company in writing on no less than ten (10) Business Days’ written notice. The date on which the Subsequent Closing actually occurs is referred to in this Agreement as the “Subsequent Closing Date”.

Section 2.03          Tender Offer.

(a)          Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article IX, as promptly as practicable after the date of this Agreement but in no event later than fifteen (15) Business Days following the date of this Agreement (unless otherwise agreed in writing between the Purchaser and the Company), Purchaser shall commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. The date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date”.

(b)          Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Class A Ordinary Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject only to the satisfaction or waiver of the conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement and the Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price or (ii) waive any Offer Conditions; provided, that without the prior written consent of the Company, the Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer; (C) change the number of Class A Ordinary Shares sought to be purchased in the Offer, (D) change or modify the Offer Cap, (E) impose conditions or requirements to the Offer in addition to the Offer Conditions, (F) amend or modify any (x) of the Offer Conditions or (y) other terms or conditions of this Agreement or the Offer in a manner that would, or would reasonably be expected to, adversely affect any holder of Class A Ordinary Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of the Purchaser to consummate the Offer, or the other Transactions (except to effect an extension of the Offer to the extent expressly permitted or required by Section 2.03(c)), (G) extend or otherwise change the Expiration Time in a manner other than as required or permitted by Section 2.03(c), (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (I) waive any Offer Condition set forth in clauses (c), (d) and (h) on Annex I hereto. The Offer may not be terminated or withdrawn prior to the Expiration Time (or any rescheduled Expiration Time) of the Offer, unless this Agreement is validly terminated in accordance with Section 9.01.

(c)          Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time, on the 20th Business Day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) promulgated under the Exchange Act (unless a subsequent date is otherwise agreed to in writing by the Purchaser and the Company) (the “Expiration Time”), unless the Offer is extended in accordance with the terms herein, in which event the term “Expiration Time” shall mean the time to which the initial expiration time of the Offer is so extended. Notwithstanding anything to the contrary in this Agreement, but subject to the parties’ respective termination rights under Section 9.01: (i) if, as of the scheduled Expiration Time, any Offer Condition (other than those Offer Conditions that by their terms are to be satisfied at the Offer Acceptance Time) is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied (it being understood that, for the avoidance of doubt, the Offer may not be extended pursuant to this clause (i) if all Offer Conditions have been satisfied or waived in accordance with the terms of this Agreement); (ii) Purchaser shall extend the Offer from time to time for: (A) any period required by any Applicable Law, any interpretation or position of the SEC, the staff thereof or NYSE applicable to the Offer; and (B) periods of up to ten (10) Business Days per extension, until the Regulatory Condition has been satisfied and (iii) if, as of the scheduled Expiration Time, any Offer Condition (other than those Offer Conditions that by their terms are to be satisfied at the Offer Acceptance Time) is not satisfied and has not been waived, at the request of the Company, Purchaser shall, extend the Offer on one or more occasions for an additional period specified by Purchaser of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied (it being understood that, for the avoidance of doubt, the Offer may not be extended pursuant to this clause (iii) if all Offer Conditions have been satisfied or waived in accordance with the terms of this Agreement); provided, that in no event shall Purchaser: extend or be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in accordance with Section 9.01 and (y) the first Business Day immediately following the End Date; provided, further, that if, at the then-scheduled Expiration Time, a party brings or shall have brought any Proceeding in accordance with Section 10.02 to enforce specifically the performance of the terms and provisions of this Agreement, Purchaser shall extend the Expiration Time (A) for the period during which such Proceeding is pending or (B) by such other time period established by the Governmental Authority presiding over such Proceeding, as the case may be.

(d)          Termination of Offer. Purchaser shall not terminate or withdraw the Offer prior to any scheduled Expiration Time (as it may be extended) without the prior written consent of the Company, except if this Agreement is terminated pursuant to Section 9.01(a). In the event that this Agreement is terminated pursuant to Section 9.01(a), Purchaser shall promptly (and, in any event, within 24 hours of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Class A Ordinary Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with Applicable Law, all tendered Class A Ordinary Shares to the registered holders thereof.

(e)          Offer Documents. As promptly as practicable on the Offer Commencement Date, Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and summary advertisement (the forms of which shall be reasonably acceptable to the Company), (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Class A Ordinary Shares, in each case, as and to the extent required by Applicable Law, and (iii) otherwise comply with the filing requirements of Rule 14d-3(a) promulgated under the Exchange Act, the dissemination requirements of Rule 14d-4(a), and the disclosure requirements of Rule 14d-6(a) promulgated under the Exchange Act, in each case, as and to the extent required by Applicable Law. Purchaser shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other Applicable Law and not contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Offer Documents or necessary in order to make the statements in the Offer Documents, in light of the circumstances under which they were made, not misleading; it being understood that no covenant is made by Purchaser with respect to information supplied by the Company for inclusion in the Offer Documents. Purchaser, the Company and each Seller agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Class A Ordinary Shares, in each case as and to the extent required by Applicable Law. The Company shall promptly furnish or otherwise make available to Purchaser or Purchaser’s legal counsel all information concerning the Company and the Company’s shareholders that may be required in connection with any action contemplated by this Section 2.03(e) (which for the avoidance of doubt, shall not include any financial statements of the Company). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Purchaser agrees to provide the Company and its counsel with any comments Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer. Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments.

(f)          Payment; Funds; Proration. On the terms specified herein and subject only to the satisfaction or, to the extent waivable by Purchaser, waiver of the Offer Conditions, Purchaser shall irrevocably accept for payment and purchase, and pay for, a number of Class A Ordinary Shares validly tendered (and not validly withdrawn) up to the Offer Cap on or prior to the Expiration Time (and further subject to the proration procedures described in this Section 2.03(f)) pursuant to the Offer (and each shareholder shall be permitted to tender any or all of the Class A Ordinary Shares held by such shareholder) as promptly as practicable (and in any event within two Business Days) after the Expiration Time (such time of acceptance, the “Offer Acceptance Time”) subject to the Offer Cap, provided that, notwithstanding anything herein to the contrary, subject to the satisfaction, or waiver by Purchaser in accordance with the terms hereof, of the Offer Conditions, in the event that Class A Ordinary Shares representing more than the Offer Cap are validly tendered in the Offer and not validly withdrawn as of the Expiration Time, Purchaser shall purchase from each tendering shareholder such tendering shareholder’s pro rata portion of the total number of Class A Ordinary Shares validly tendered and not validly withdrawn, such that up to 13,237,834 of the issued and outstanding Class A Ordinary Shares as of immediately prior to the Expiration Time are acquired pursuant to the Offer. The Offer Price payable in respect of each Class A Ordinary Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid to the tendering shareholders in cash, without interest thereon, less any applicable withholding Tax, on the terms and subject to the conditions set forth in this Agreement as soon as practicable after the Offer Acceptance Time (as the same may be extended or required to be extended).

(g)          Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Class A Ordinary Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted (it being understood that nothing in this Section 2.03(g) shall be construed to permit the Company to take any action that is expressly prohibited by the terms of this Agreement).

(h)          Updates. Purchaser shall use reasonable efforts to keep the Company reasonably informed on a reasonably current basis of the status of the Offer, including with respect to the number of Class A Ordinary Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto and, upon the Company’s reasonable written request, use reasonable efforts to provide the Company as soon as reasonably practicable with the most recent report then available detailing the number of Class A Ordinary Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

Section 2.04          Company Actions in Connection with Offer.

(a)          Schedule 14D-9. As promptly as practicable after the Offer Commencement Date, following the filing of the Schedule TO, the Company shall (i) file with the SEC and disseminate to holders of Class A Ordinary Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect clause (2) of the Company Board Recommendation and (ii) otherwise comply with the requirements of Rule 14d-9 promulgated under the Exchange Act, as and to the extent required by Applicable Law. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other Applicable Law and not contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Schedule 14D-9, in light of the circumstances under which they were made, not misleading; it being understood that no covenant is made by the Company with respect to information supplied by Purchaser for inclusion in the Schedule 14D-9. Unless requested otherwise by the Company, Purchaser shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Class A Ordinary Shares together with the Offer Documents. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. Each of Purchaser, Sellers and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Class A Ordinary Shares, in each case as and to the extent required by Applicable Law. Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Purchaser and its shareholders that may be required in connection with any action contemplated by this Section 2.04(a). Purchaser and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC; provided, however, that the Company shall not be required, subject to compliance with Section 6.02(e), to give Purchaser such opportunity to review and comment in connection with any such amendment that relates to any Acquisition Proposal or any Adverse Recommendation Change. The Company agrees to provide Purchaser and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b)          Shareholder Lists. The Company shall cause its transfer agent to promptly furnish to Purchaser a list of the Company’s shareholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Class A Ordinary Shares and lists of securities positions of Class A Ordinary Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Purchaser such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Purchaser may reasonably request in connection with the commencement of the Offer. Purchaser and its agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer the other Transactions and, promptly following the earlier of (a) the termination of this Agreement and (b) the Expiration Time, shall destroy and shall use its reasonable best efforts to cause its agents to destroy, all copies and any extracts or summaries from such information then in their possession or control. The information contained in any such mailing labels, lists or files shall be subject in all respects to the Confidentiality Agreement.

Section 2.05          Adjustments at the Effective Time and the Subsequent Subscription Effective Time.

(a)          Adjustments at the Effective Time. Notwithstanding anything in this Agreement to the contrary, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Company Ordinary Shares shall occur by reason of any reclassification, recapitalization, share sub-division or consolidation, exchange or readjustment of shares, or any share dividend or share distribution thereon with a record date during such period, the Sale Price and Offer Price shall be equitably adjusted to provide the same commercial effect (as to both economic and voting rights of the relevant shares) as contemplated by this Agreement. Nothing in this Section 2.05(a) shall be construed to permit any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(b)          Adjustments at the Subsequent Subscription Effective Time. Notwithstanding anything in this Agreement to the contrary, if at any time during the period between the date of this Agreement and the Subsequent Subscription Effective Time, any change in the outstanding Company Ordinary Shares shall occur by reason of any reclassification, recapitalization, share sub-division or consolidation, exchange or readjustment of shares, or any share dividend or share distribution thereon with a record date during such period, the Subsequent Subscription Price shall be equitably adjusted to provide the same commercial effect (as to both economic and voting rights of the relevant shares) as contemplated by this Agreement. Nothing in this Section 2.05(b) shall be construed to permit any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.06          Deliverables at the Closing and the Subsequent Closing.

(a)          By Sellers. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, each Seller shall deliver or cause to be delivered to the Purchaser duly executed share transfers by such Seller in favor of Purchaser accompanied by the existing share certificates for the Sale Shares (if any) (or a duly executed indemnity in lieu thereof).

(b)          By Purchaser. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall deliver or cause to be delivered to Sellers’ Representative a copy of the minutes of a duly held meeting of the board of directors of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement, such copy minutes being certified as correct by the secretary of Purchaser.

(c)          By Company:

(i)          Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall deliver or cause to be delivered to the Purchaser:

(A)          the Closing Subscription Shares in book-entry form on the books and records of the transfer agent, and shall update its statutory registers to reflect the issue and allotment of the Closing Subscription Shares to the Purchaser; and

(B)          evidence that the Amendment Proposal has been approved by the shareholders of the Company and the Company has adopted the Amended Articles, such that the Amended Articles shall be in full force and effect as at immediately prior to the Closing or will automatically come into full force and effect simultaneously with the occurrence of the Closing.

(ii)          Upon the terms and subject to the conditions set forth in this Agreement, at the Subsequent Closing, the Company shall deliver or cause to be delivered to the Purchaser, the Subsequent Subscription Shares in book-entry form on the books and records of the transfer agent, and shall update its statutory registers to reflect the issue and allotment of the Subsequent Subscription Shares to the Purchaser.

(d)          By the Club: Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall deliver or cause to be delivered to the Purchaser duly adopted resolutions (whether adopted at a meeting or in writing) of the board of directors of the Club and the executive committee of the board of directors of the Club delegating authority and responsibility for certain matters, in each case with effect from the Closing and in the form agreed by the Sellers and Purchaser on or prior to the date of this Agreement, as well as a duly adopted resolution of the immediate parent company of the Club as shareholder in the Club, and resolutions of the executive committee of the immediate parent company of the Club, in connection with the foregoing in the form agreed by the Sellers and Purchaser on or prior to the date of this Agreement.

Section 2.07          Directors and Officers of the Company Following Closing.

(a)          The parties shall take all necessary action such that:

(i)          John Reece and Rob Nevin shall become directors of the Company as of immediately after the Effective Time; and

(ii)          Sir Dave Brailsford and Jean-Claude Blanc shall become directors of the Club as of immediately after the Effective Time,

and, in each case, such directors shall hold office in accordance with the terms of the Governance Agreement and the Organizational Documents of the Club and the Company (as applicable).

Article III.
Payments

Section 3.01          Certain Payments.

(a)          Payment for the Sale Shares. Prior to or at Closing, the Purchaser shall pay the aggregate sums referred to in Section 2.01(a)(i) to the Sellers in U.S. Dollars to such bank account as shall be notified to the Purchaser by Sellers’ Representative for such purpose no later than five (5) Business Days prior to the Closing Date (the “Sellers’ Account”). Payment of such amounts to such account shall satisfy the Purchaser’s obligations to pay the Sale Price to the Sellers, and neither the Purchaser nor the Company shall otherwise be concerned as to the allocation of the Sale Price as between the Sellers.

(b)          Payment for the Closing Subscription Shares: Prior to or at the Closing Date, the Purchaser shall pay the aggregate amount of the Closing Subscription Price to the Company in U.S. Dollars to such bank account as shall be notified to the Purchaser by the Company for such purpose no later than five (5) Business Days prior to the Closing Date. Payment of such amount to such account shall satisfy the Purchaser’s obligation to pay the Closing Subscription Price to the Company.

(c)          Payment for the Subsequent Subscription Shares: Prior to or at the Subsequent Closing Date, the Purchaser shall pay the aggregate amount of the Subsequent Subscription Price to the Company in U.S. Dollars to such bank account as shall be notified to the Purchaser by the Company for such purpose no later than two (2) Business Days prior to the Subsequent Closing Date. Payment of such amount to such account shall satisfy the Purchaser’s obligation to pay the Subsequent Subscription Price to the Company.

Section 3.02          Withholding Rights and VAT.

(a)          Each of Purchaser, the Company and its Subsidiaries shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment pursuant to the Code or under any provision of federal, state, local or foreign Tax Law. Purchaser shall provide prior notice to the Company of any such deduction or withholding (other than (i) payroll withholding because of the compensatory nature of the applicable payment or (ii) U.S. backup withholding) and shall use reasonable best efforts to cooperate with the Company to minimize or eliminate such deduction or withholding to the extent permitted by Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by Purchaser, the Company, its Subsidiaries, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b)          The parties agree that the Sale Price is exclusive of any applicable VAT chargeable thereon. In the event that a Governmental Authority determines the Sale Price to be consideration for a taxable supply and for VAT to be chargeable thereon, then, Purchaser shall (where applicable) increase the Sale Price, and the Sale Price shall be deemed to be increased, by the amount of such VAT.

Section 3.03          Treatment of Company Restricted Share Awards. In accordance with Section 13.2 of the Company Equity Plan, each Company Restricted Share Award outstanding immediately prior to the Effective Time shall continue to subsist subject to the Company Equity Plan rules and shall not be affected by the Transactions.

Article IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS

Except (i) as set forth in the Company Disclosure Letter or (ii) as disclosed in the Company SEC Documents filed by the Company prior to the date hereof, the Company represents and warrants to Purchaser as follows:

Section 4.01          Corporate Existence and Power.

(a)          The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all corporate power and authority required to carry on its business as currently conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign entity and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Company Material Adverse Effect.

(b)          Each of the Subsidiaries of the Company (i) has been duly organized or, as the case may be, incorporated and is validly existing and, where such concept is recognized, in good standing under the Applicable Laws of the jurisdiction of its organization or, as the case may be incorporation; (ii) is duly qualified to do business and, where such concept is recognized, is in good standing as a foreign entity in all jurisdictions in which the conduct of its business or the activities it is engaged makes such licensing or qualification necessary, except where the failure to be so qualified and in good standing would not have a Company Material Adverse Effect; and (iii) has all corporate power and authority required to carry on its business as currently conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect.

Section 4.02          Corporate Authorization.

(a)          The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party, to perform its obligations hereunder and thereunder and, subject to the receipt of the Required Company Shareholder Approval, to consummate the Transactions (other than the Offer). The execution, delivery and performance by the Company of this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party have been duly and validly authorized by all necessary corporate action, subject to the receipt of the Required Company Shareholder Approval by way of shareholders’ special resolutions, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party or for the Company to consummate the Transactions. Assuming the due authorization, execution and delivery by Purchaser and each Seller of this Agreement, the Governance Agreement and the applicable Ancillary Agreements to which they are party, this Agreement, the Governance Agreement and the Ancillary Agreements to which the Company is party have been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b)          The Company Board has duly adopted resolutions: (i) determining that it is in the best interests of the Company for the Company to execute, deliver and perform this Agreement, the Governance Agreement the Ancillary Agreements and the Transactions (other than the sale and purchase of the Sale Shares); (ii) approving the execution, delivery and performance by the Company of this Agreement, the Governance Agreement and the Ancillary Agreements; (iii) determining to direct that the Amendment Proposal be submitted to the shareholders of the Company for their approval; (iv) resolving to recommend that the Company’s shareholders (1) approve the adoption of the Amended Articles and (2) tender their Class A Ordinary Shares to Purchaser pursuant to the Offer, in each case with effect from Closing and in the form agreed by the Sellers and Purchaser on or prior to the date of this Agreement.

Section 4.03          Governmental Authorization. The execution, delivery and performance by the Company and Sellers of this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party and the consummation by the Company and Sellers of the Transactions require no consent, approval or authorization of, or filing with, any Governmental Authority other than (i) the filing of the Amendment Proposal and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA, (ii) in compliance with and filings or notifications under any applicable requirements of competition, antitrust, merger control or investment Laws (“Antitrust Laws”), (iii) in compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (iv) such other items required solely by reason of the participation of Purchaser in the Transactions, (v) in compliance with any applicable rules of NYSE, (vi) compliance with the PL Rules and the FA Rules, and/or (vii) where failure to take any such actions or filings would not have a Company Material Adverse Effect.

Section 4.04          Non-Contravention. Except as set forth on Section 4.04 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party and the consummation by the Company of the Transactions do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the amended and restated memorandum and articles of association of the Company or comparable Organizational Documents of any of the Company’s Subsidiaries, (ii) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Shareholder Approval, contravene, conflict with or result in a violation or breach of any Applicable Law, or (iii) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Shareholder Approval, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any Company Material Contract, except in the case of clauses (ii) and (iii) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation, or loss that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.05          Capitalization; Subsidiaries.

(a)          As of the close of business on December 22, 2023 (the “Capitalization Date”), (i) the authorized share capital of the Company is $325,000 divided into 650,000,000 shares of a par value of $0.0005 each per share, and (ii) there were outstanding (w) 52,951,335 Class A Ordinary Shares, (x) 110,207,613 Class B Ordinary Shares and (y) Company Restricted Share Awards covering an aggregate of 382,079 Class A Ordinary Shares.

(b)          All outstanding Company Ordinary Shares have been, and all shares that may be issued pursuant to the Company Equity Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. Section 4.05(b) of the Company Disclosure Letter contains, as of the Capitalization Date, a complete and correct list of each outstanding Company Restricted Share Award, including, as applicable, the holder, date of grant, the number of Company Ordinary Shares subject to such Company Restricted Share Award as of the date of this Agreement and vesting schedule.

(c)          Except as provided in Section 4.05(a) and for changes since the Capitalization Date resulting from the vesting or other conversion to Company Ordinary Shares of Company Restricted Share Awards outstanding on such date or granted after the date of this Agreement, there are no outstanding (i) share capital or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for share capital or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any share capital, voting securities or securities convertible into or exchangeable for share capital or voting securities of the Company.

(d)          Each Subsidiary of the Company on the date hereof is listed on Section 4.05(d) of the Company Disclosure Letter, along with the Company’s direct and indirect ownership percentage in respect of each such Subsidiary. Except for the Subsidiaries of the Company, the Company does not own any shares of capital stock, or any equity interests of any other Person. As of the date hereof, the Company has not agreed, nor is it obligated to make, any investment in or capital contribution to any other Person.

(e)          All outstanding share capital of the Subsidiaries of the Company are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, and all such shares are owned, directly or indirectly, by the Company free and clear of any Liens (other than Permitted Liens). No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or other agreements calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements (except, in each case, to or with the Company or any of its Subsidiaries). There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its share capital or other equity interests.

Section 4.06          Company SEC Documents; Company Financial Statements; Disclosure Controls.

(a)          Since June 30, 2021, to the Knowledge of the Company, the Company has filed or otherwise furnished (as applicable) with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed or furnished by the Company or any of its Subsidiaries with the SEC since such date, as have been supplemented, modified or amended since the time of filing, including, the Schedule 14D-9 collectively, the “Company SEC Documents”). As of its respective filing date, or, if amended, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder applicable to such Company SEC Document, and none of the Company SEC Documents at the time it was filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein not misleading). The consolidated financial statements (including all related notes) of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023 (collectively, the “Company Financial Statements”) (i) have been prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto). The information with respect to the Company that the Company furnishes to Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything else to the contrary set forth in this Agreement, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Purchaser for inclusion or incorporation by reference in the Schedule TO or the Company SEC Documents.

(b)          The Company has established and maintains, adheres to and enforces a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with the appropriate authorizations of management and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company’s financial statements.

(c)          The Net Debt Statement: (i) has been prepared from the accounting records of the Group Companies with reasonable care and attention, applying the same accounting practices, treatments, methodologies, categorizations and policies (including in relation to the exercise of accounting discretion and judgment) used in the preparation of the Company Financial Statements (the “Accounting Principles”) and (ii) does not materially misstate the Company Debt and Cash of the Group Companies as at the Net Debt Statement Date. To the Knowledge of the Company, there has been no material change to Company Debt or Cash between the Net Debt Statement Date and the date of this Agreement.

Section 4.07          Absence of Certain Changes. Between the Company Balance Sheet Date and the date of this Agreement, except as otherwise contemplated or permitted by this Agreement and for the Transactions, (i) a Company Material Adverse Effect has not occurred, and (ii) the business of the Group Companies has been conducted, in all material respects, in the ordinary course of business consistent with past practice.

Section 4.08          No Undisclosed Liabilities. As of the date of this Agreement, there is no liability, debt or obligation of or claim against a Group Company of a type required to be reflected or reserved for on a consolidated balance sheet prepared in accordance with IFRS, except for liabilities and obligations (a) reflected, disclosed or reserved for on the Company Balance Sheet or disclosed in the notes thereto included in the Company SEC Documents, (b) that have arisen since the Company Balance Sheet Date in the ordinary course of the operation of business of the Group Companies, (c) incurred in connection with this Agreement or the Transactions, (d) which have been discharged or paid prior to the date of this Agreement, (e) disclosed in Section 4.08 of the Company Disclosure Letter or (f) which would not have a Company Material Adverse Effect.

Section 4.09          Company Material Contracts.

(a)          Section 4.09(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each Contract, excluding any Plans, to which a Group Company is a party, and which falls within any of the following categories:

(i)          any joint venture or partnership agreement that is material to the operation of the Group Companies, taken as a whole;

(ii)          any Contract (excluding any Contract with any Player) that involves annual future expenditures or receipts by a Group Company of more than £5,000,000;

(iii)          except with respect to indebtedness set forth in the Company SEC Documents, the Company Finance Facilities or indebtedness between or among the Company and its Subsidiaries, any Contract (excluding any Contract with any Player) relating to (A) indebtedness for borrowed money or evidenced by promissory notes or debt securities or (B) any financial guarantee, in each case of clauses (A) and (B) in excess of £2,500,000 individually;

(iv)          other than related to the transfer of Players, any Contract relating to an acquisition, divestiture, merger or similar transaction that has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations on a Group Company (other than indemnification or guarantee obligations contained in commercial or real property Contracts entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice), in each case, that could result in payments in excess of £2,000,000;

(v)          any Contract between or among the Company or any of its Subsidiaries, on the one hand, and any directors, executive officers (as such term is defined in the Exchange Act) or any beneficial owner of five (5) percent or more of any class of Company Ordinary Shares (other than the Company) or any Affiliate or immediate family member or trust of the foregoing (or immediate family member or family trust of an Affiliate of the foregoing), on the other hand

(vi)          any Contract that by its terms limits the payment of dividends or other distributions to shareholders by the Company or any Subsidiary of the Company;

(vii)          any Contract that involves the transfer (or a permanent or temporary basis) of a Player to or from the Company, any of Subsidiaries and each of their respective Affiliates which are dated within 12 months of the date of this Agreement and under which any amounts in excess of £1,000,000 are or may be payable or receivable;

(viii)          any Contract relating to or involving stadium naming rights and/or material sponsorship, in each case, under which the Group Companies paid or received in excess of £1,000,000 during the twelve (12) month period prior to the date hereof;

(ix)          any Contract under which the Group Companies paid or received in excess of £1,000,000 granting broadcasting rights with respect to matches in which the Football Club is a participant;

(x)          any other “material contract” (as such term is defined in Paragraph 4 Item 19 of Form 20-F) (other than in respect of real property); and

(xi)          any ambassador agreement under which the Group Companies paid or received in excess of £200,000 during the twelve (12) month period prior to the date hereof, or material e-commerce arrangement, including those such agreements included in folder numbers 5.4, 5.5 and 5.6 of the virtual “data room” established by the Company or its Representatives in connection with the Transactions.

Each Contract of the type described in this Section 4.09(a) and Section 4.09(c)(i)-(ii) other than this Agreement, is, together with the Company Finance Facilities, referred to herein as a “Company Material Contract”. True and complete copies of each Company Material Contract, as of the date of this Agreement, have been made available by the Company to Purchaser or publicly filed with the SEC.

(b)          As of the date of this Agreement, except as set forth on Section 4.09(b) of the Company Disclosure Letter, (i) each Company Material Contract is a valid, binding and enforceable obligation of the Company or one of its Subsidiaries and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to the Enforceability Exceptions, (ii) each Company Material Contract is in full force and effect, except to the extent any Company Material Contract expires or terminates in accordance with its terms in the ordinary course of business, (iii) none of the Company or any of its Subsidiaries has received written notice of any violation or default under any Company Material Contract, and (iv) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Material Contract, except, in each case, as would not have a Company Material Adverse Effect.

(c)          Exhibit B provides:

(i)          a list of all the contracts, or other agreements and arrangements entered into between any Group Company, Seller or any of their respective Representatives or Affiliates on the one hand and any Playing Staff on the other hand which are in force as at the date of this Agreement and under which the Group Companies paid or received in excess of £1,000,000 per annum; and

(ii)          a list of all the contracts or other agreements and arrangements (including third party representation agreements) entered into between any Group Company, Seller or any of their respective Representatives or Affiliates on the one hand, and any agents or intermediaries on the other hand which are in force at the date of this Agreement and under which any amounts are or may be payable in excess of £1,000,000 per annum;

(iii)          all of the contracts referred to in (c)(i) and (ii) above, together with all the amounts which (1) will be due or payable by any Group Company, Seller or any of their respective Affiliates or Representatives to any Person or (2) may be received by the Company from any Person, in relation to permanent or temporary transfers, or employment of Playing Staff, are accurately disclosed in folder number 5.4.2.8 of the virtual “data room” established by the Company or its Representatives in connection with the Transactions;

(iv)          the Company or another Group Company is the legal and beneficial owner of all rights and interest, of whatever nature, in the registration of each Player subject to the contracts listed in Exhibit B and (except with respect to temporary transfers or Players whose registration has been transferred to another football club) it holds each such registration absolutely and free from any Lien or other encumbrance whatsoever;

(v)          none of the Players subject to the contracts listed in Exhibit B:

(A)          has, to the Knowledge of the Company, been charged with or found guilty of any doping offence, or failed to attend any required anti-doping test and/or failed to comply with relevant requirements for providing applicable whereabouts information, in each case under national and/or international anti-doping regulations; or

(B)          is subject to any existing or pending football disciplinary suspension which may prevent him from playing for the Company’s first team for more than 5 matches; or

(C)          is, to the Knowledge of the Company, subject to any regulatory or criminal investigation or has been arrested or charged in connection with any criminal offence (excluding any driving offences that are not punishable by a custodial sentence).

Section 4.10          Compliance with Applicable Laws; Company Licenses; Data Privacy & Security.

(a)          Except with respect to matters set forth on Section 4.10(a) of the Company Disclosure Letter, the Group Companies are, as of the date of this Agreement, in compliance with all Applicable Laws, except where the failure to be in compliance with such Laws would not have a Company Material Adverse Effect.

(b)          Except as set forth on Section 4.10(b) of the Company Disclosure Letter, the Group Companies hold all material regulatory permits, approvals, licenses and other authorizations, including franchises and ordinances issued or granted to the Group Companies by a Governmental Authority (the “Company Licenses”) that are required for the Group Companies to conduct their business, as presently conducted, except where the failure to hold Company Licenses would not have a Company Material Adverse Effect.

(c)          Each Company License is valid and in full force and effect and has not, during the past two (2) years, been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, would not have a Company Material Adverse Effect. No Company License is subject to any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or would not have a Company Material Adverse Effect. To the Knowledge of the Company, during the past two (2) years, there has not been any event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except where the failure thereof to be renewed would not have a Company Material Adverse Effect.

(d)          The licensee of each Company License is in compliance with such Company License and during the past two (2) years, has fulfilled and performed all of its obligations with respect thereto, except in each case, where such failure to comply, fulfill or perform its obligations would not have a Company Material Adverse Effect.

(e)          Except as set forth on Section 4.10(e) of the Company Disclosure Letter, in connection with their collection, storage, transfer and/or use of any personally identifiable information under any Data Privacy and Security Laws from any individuals (collectively “Personal Information”), during the past two (2) years, the Group Companies have complied with applicable requirements under Applicable Laws governing the privacy and security of Personal Information, including, to the extent applicable to the Group Companies, the General Data Protection Regulation 2016/679, as amended, as incorporated into the law of the United Kingdom under the European Union (Withdrawal) Act 2018 and the Data Protection Act 2018, as amended (collectively, the “Data Privacy and Security Laws”), the Group Companies’ website privacy policies and the requirements of any Contract to which a Group Company is a party, in each case relating to the privacy and security of Personal Information, and except as would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, the Group Companies have reasonable best physical, technical, organizational and administrative security measures and policies in place designed to protect all Personal Information collected by them from and against unauthorized access, use and/or disclosure. None of the Group Companies has received written communication from any Governmental Authority that alleges that such Group Company is not in compliance with any Data Privacy and Security Laws, except as would not have a Company Material Adverse Effect. Except as set forth on Section 4.10(e) of the Company Disclosure Letter, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, there have been no material breaches, violations, outages or unauthorized uses of or accesses to Personal Information held by the Group Companies that required notification to a Governmental Authority.

(f)          The Company and its Subsidiaries are, as of the date of this Agreement, in compliance with all Anti-Corruption Laws, except as would not have a Company Material Adverse Effect.

Section 4.11          Company Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter, as of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened, lawsuits, actions, suits, claims or other proceedings at law or in equity or, to the Knowledge of the Company, investigations before or by any Governmental Authority against a Group Company that would have a Company Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon a Group Company which would have a Company Material Adverse Effect.

Section 4.12          Real Property.

(a)          Section 4.12(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Owned Real Property that is material to the conduct of the business of the Group Companies as currently conducted. Except as set forth on Section 4.12(a) of the Company Disclosure Letter or except as would not have a Company Material Adverse Effect, as of the date of this Agreement, a Group Company is the legal and beneficial owner of such Owned Real Property, subject only to Permitted Liens.

(b)          Section 4.12(b) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Leased Real Property that is material to the conduct of the business of the Group Companies as currently conducted. Except as set forth on Section 4.12(b) of the Company Disclosure Letter or except as would not have a Company Material Adverse Effect, as of the date of this Agreement, (i) the lease or sublease in respect of each Leased Real Property is valid and in full force and effect, (ii) a Group Company is solely legally and beneficially entitled to such Leased Real Property, subject to any Permitted Liens, (iii) no Group Company has received any written notice from any landlord of such Leased Real Property of any material outstanding breach of any lease or sublease of a Leased Real Property, and (iv) there are no material arrears of rent currently outstanding in respect of any of the leases or subleases of the Leased Real Property.

(c)          Except as set forth on Section 4.12(c) of the Company Disclosure Letter, or except as would not have a Company Material Adverse Effect, as of the date of this Agreement, no Group Company has any material continuing liabilities (whether actual or contingent) in relation to formerly owned or leased land and buildings.

(d)          Except as set forth on Section 4.12(d) of the Company Disclosure Letter, no Group Company has any option, pre-emption, right or obligation to acquire any material land or buildings other than the Real Property.

(e)          Except as set forth on Section 4.12(e) of the Company Disclosure Letter, or except as would not have a Company Material Adverse Effect, as of the date of this Agreement, no Group Company has received any notice from any Governmental Authority of any proceeding in respect of compulsory purchase pending or threatened against any Real Property.

(f)          Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, the current use of each Real Property that is material to the conduct of the business of the Group Companies as currently conducted is the permitted or lawful planning use pursuant to Applicable Law.

(g)          Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, to the Knowledge of the Company there are no pending or threatened lawsuits, actions, suits, claims or other proceedings at law or in equity affecting any Real Property that is material to the conduct of the business of the Group Companies as currently conducted.

Section 4.13          Intellectual Property.

(a)          Section 4.13(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Registered IP, including for each item (other than domain name registrations) the jurisdiction in which such item of Registered IP has been issued, registered or applied for and the applicable application, registration, or serial or other similar identification number. No Proceeding is pending, or to the Knowledge of the Company is threatened, challenging the validity, enforceability, registration, ownership or scope of any material Registered IP (excluding office actions issued in connection with the prosecution of applications for Registered IP).

(b)          The Group Companies are the exclusive owners of the Company IP free and clear of any Liens (other than Permitted Liens) and, to the Knowledge of the Company, have the right to use all other Intellectual Property Rights used in the conduct of the business of the Group Companies as currently conducted, except where the failure to so own or have the right to use the applicable Intellectual Property Right would not have a Company Material Adverse Effect. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions will not result in the loss, termination, or impairment of any rights of the Group Companies in any Intellectual Property Rights used in the conduct of the business of the Group Companies as currently conducted, except for any losses, terminations or impairments that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)          To the Knowledge of the Company, no Group Company is currently infringing, misappropriating, diluting or otherwise violating any Intellectual Property Right of any other Person and no Proceeding is pending or, during the twelve (12) months prior to the date of this Agreement, has been threatened in writing and remains outstanding against any Group Company alleging any infringement, misappropriation, dilution or other violation by such Group Company of any Intellectual Property Rights of another Person, except for any infringement, misappropriation, dilution, violation or Proceeding that would not have a Company Material Adverse Effect.

(d)          The Group Companies have in place reasonable best measures to protect, safeguard and maintain the confidentiality of their trade secrets and other material confidential information.

(e)          The Company IT Assets are sufficient in all material respects for the current operations of the Company and its Subsidiaries and have not materially malfunctioned or failed in the past twelve (12) months. The Company and its Subsidiaries have implemented and maintain reasonable best measures designed to protect the integrity, security, and availability of the Company IT Assets, as well as reasonable best data backup, system redundancy and disaster avoidance and recovery procedures. To the Knowledge of the Company, during the past twelve (12) months, there has been no breach of or other unauthorized access to the Company IT Assets which has resulted in the unauthorized access, use, disclosure, modification, destruction, encryption or corruption of any information or data contained therein, except for any breaches or unauthorized accesses which would not have a Company Material Adverse Effect.

Section 4.14          Insurance Coverage. The Company has made available to Purchaser true and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Group Companies (the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Group Companies are in compliance in all respects with the terms and conditions of such Insurance Policies, except, in each case, to the extent such non-compliance would not have a Company Material Adverse Effect.

Section 4.15          Tax Matters. Except as would not have a Company Material Adverse Effect:

(a)          all Tax Returns required to be filed by or with respect to a Group Company have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all respects;

(b)          all Taxes of each Group Company shown to be due and payable on any such Tax Return have been paid;

(c)          no deficiency for any amount of Taxes has been asserted in writing or assessed by any Governmental Authority against any Group Company, except for deficiencies that have been satisfied by payment, settled, withdrawn or otherwise resolved;

(d)          as of the date hereof, there are no audits or examinations by any Governmental Authority ongoing or pending with respect to any Taxes of any Group Company;

(e)          there are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of any Group Company (other than extensions that arise as a result of filing Tax Returns by the extended due date therefor);

(f)          there are no Liens for Taxes upon any property or assets of any Group Company, except for Permitted Liens;

(g)          none of the Group Companies have, within the past two (2) years, been a party to any transaction intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code); and

(h)          the Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Notwithstanding anything else in this Agreement, the representations and warranties included in this Section 4.15 and in Section 4.16 shall constitute the only representations and warranties of the Company in this Agreement with respect to Tax matters.

Section 4.16          Employees and Employee Benefit Plans.

(a)          Section 4.16(a) of the Company Disclosure Letter sets forth (i) a complete list, and all relevant material documentation to the extent applicable to Senior Employees, of each material employee benefit plan (as defined in Section 3(3) of ERISA), employment, consulting, pension, retirement, profit sharing, deferred compensation, option, change in control, retention, equity or equity-based compensation, share purchase, employee share ownership, severance pay, bonus, medical, vision, dental, subsidized housing, employee loan, Playing Staff Support Benefit or life insurance plans, contracts or arrangements, in each case, maintained or contributed to by the Company or any of its Subsidiaries or required to be maintained or contributed to by the Company of its Subsidiaries for the benefit of any current or former employees, directors, officers or consultants of the Company or any of its Subsidiaries and/or their dependents, or in respect of which the Company or any of its Subsidiaries has an actual or contingent liability, excluding (a) any plan, contract or arrangement required by Applicable Laws or (b) any offer letters and similar agreements that are terminable at will by the Company or its Subsidiaries with notice of thirty days or less and without any penalty therefor (collectively, the “Plans”) and (ii) a complete list of Senior Employees of the Company or any of its Subsidiaries, listing details of the identity of each Senior Employee and job title.

(b)          Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Plan has been maintained and administered in compliance with all Applicable Laws.

(c)          Except as set forth in Section 4.16(c) of the Company Disclosure Letter or required by the terms of this Agreement, neither the execution by the Company of this Agreement nor the consummation of the Transactions will (either alone or upon occurrence of any additional or subsequent events): (i) materially increase the amount of compensation or benefits due to any such employee, consultant or director under any Plan; (ii) result in a material acceleration of the vesting, funding or time of payment of any compensation, equity award or other benefit under any Plan; or (iii) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(d)          Except as set forth in Section 4.16(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has given any commitment, representations, notice, statement or communication (in each case whether verbally or in writing) concerning, to or with any employee, group of employees, or employee representatives of the Group Companies, in relation to the execution by the Company of this Agreement or the Transactions (either alone or upon occurrence of any additional or subsequent events) so far as it relates to any transaction bonus or incentive or their terms and conditions of employment (including compensation, equity and benefits).

(e)          Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened proceeding alleging that the Company or any of its Subsidiaries has engaged in any unfair labor practice under any Law and (ii) there is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries.

(f)          Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all Applicable Laws relating to employment and workers, including Laws relating to discrimination, hours of work, holiday and the payment of wages or overtime wages.

Section 4.17          Environmental Matters. Except as set forth on Section 4.17 of the Company Disclosure Letter, to the Knowledge of the Company, as of the date of this Agreement, the Group Companies are in compliance with all Environmental Laws, except for any such instance of non-compliance that would not have a Company Material Adverse Effect. Except as set forth on Section 4.17 of the Company Disclosure Letter, the Group Companies hold all permits required under applicable Environmental Laws to permit the Group Companies to operate their assets in the manner in which they are now operated and maintained and to conduct the business of the Group Companies as currently conducted, except where the absence of any such permit would not have a Company Material Adverse Effect. Except as set forth on Section 4.17 of the Company Disclosure Letter, as of the date of this Agreement, there are no written claims or notices of violation pending or, to the Knowledge of the Company, issued to or threatened, against the Company or any of its Subsidiaries alleging violations of or liability under any Environmental Law, except for any such claim or notice that would not have a Company Material Adverse Effect.

Section 4.18          Information in the Proxy Statement. The Proxy Statement (and any amendment thereof or supplement thereto) at the date mailed to the Company’s shareholders and at the time of the Company Shareholders’ Meeting to be held in connection with the Amendment Proposal, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company or any Seller with respect to statements therein relating to Purchaser and its Affiliates, including Purchaser, or based on information supplied by Purchaser for inclusion in the Proxy Statement or any financial projections or forward-looking statements.

Section 4.19          Required Vote. The affirmative vote of holders of Company Ordinary Shares representing at least two-thirds of the votes cast by holders of Company Ordinary Shares present and voting in person or by proxy at the Company Shareholders’ Meeting to approve the Amendment Proposal (the “Required Company Shareholder Approval”) is the only vote of the holders of any of the Company Ordinary Shares necessary to approve the Amendment Proposal.

Section 4.20          No Brokers. Except for Raine Securities LLC, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of the Company, any of its Subsidiaries, or any Seller or any of their respective Affiliates, immediate family members or family trusts (or any immediate family members of family trusts of any of their Affiliates) who will be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Transactions.

Except (i) as set forth in the Company Disclosure Letter or (ii) as disclosed in the Company SEC Documents filed by the Company prior to the date hereof, the Sellers (solely in respect of Sections 4.21, 4.22, 4.24 and 4.25) each severally in respect of themselves represent and warrant to the Purchaser as follows:

Section 4.21          Seller Existence and Power; Authorization.

(a)          To the extent applicable, each Seller is duly organized, validly existing and, where such concept is recognized, in good standing under the Applicable Laws of the jurisdiction of its organization or formation, as the case may be, except where the failure to be in good standing would not materially impair or delay the ability of such Seller to consummate the sale of the Sale Shares or perform its obligations under this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party.

(b)          Each Seller has all requisite power and authority, and, in the case such Seller is a natural person, is competent, to execute and deliver this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party, to perform its obligations hereunder and thereunder and to consummate the sale of the Sale Shares. The execution, delivery and performance by each Seller of this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party have been duly and validly authorized by all necessary action on the part of such Seller, and no other proceedings on the part of any Seller are necessary to authorize the execution and delivery of this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party or for any Seller to consummate the sale of the Sale Shares. Assuming the due authorization, execution and delivery by the Company, Purchaser and each other Seller of this Agreement, the Governance Agreement and the applicable Ancillary Agreements to which they are party, this Agreement, the Governance Agreement and the Ancillary Agreements to which such Seller is party have been duly and validly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.22          Ownership of Shares. Each Seller: (a) as of the date hereof is the sole record and beneficial owner of, and has good and valid title to, the Company Ordinary Shares indicated opposite its name on Schedule B attached hereto, free and clear of all Liens (other than restrictions on securities imposed by Applicable Laws); (b) as of the date hereof is the sole holder of all the voting rights attached to such Company Ordinary Shares and, other than pursuant to the Voting Agreement, has not, directly or indirectly, granted any proxies or powers of attorney with respect to any such shares, deposited any such shares into a voting trust or entered into a voting agreement or similar arrangement or commitment with respect to such shares. Upon the transfer and delivery of the Sale Shares by such Seller to Purchaser at the Closing pursuant to this Agreement, Purchaser will receive good and valid title to such Sale Shares, free and clear of all Liens; and (c) as of Closing, shall have the power to transfer or procure the transfer of each of the Sale Shares, free and clear of all Liens (other than restrictions on securities imposed by Applicable Laws).

Section 4.23          Ownership of Proxyholder. The Proxyholder (as defined in the Voting Agreement) is, and until the Amendment Proposal has been approved by the shareholders of the Company will be, wholly owned by the Seller’s Representative.

Section 4.24          Seller Non-Contravention. The execution, delivery and performance by such Seller of this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party, the consummation by such Seller of the sale of the Sale Shares and the compliance by such Seller with any of the provisions of this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party does not (i) to the extent such Seller is not a natural person, contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of such Seller, (ii) assuming the consents, approvals, authorizations and filings referred to in Section 4.03 above have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, contravene, conflict with or result in a violation or breach of any Applicable Law or (iii) assuming compliance with the matters referred to in Section 4.03 above, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Seller is entitled under any Contract, except in the case of clauses (ii) and (iii) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation or loss that would not, individually or in the aggregate, materially impair or delay the ability of such Seller to consummate the sale of the Sale Shares or perform its obligations under this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party on a timely basis.

Section 4.25          Seller Litigation. As of the date of this Agreement, there are no pending or threatened, lawsuits, actions, suits, claims or other proceedings at law or in equity or investigations before or by any Governmental Authority against such Seller that would reasonably be expected to materially impair the ability of such Seller to consummate the sale of the Sale Shares or perform its obligations under this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party. To the Knowledge of such Seller, there is no unsatisfied judgment or any open injunction binding upon such Seller which would reasonably be expected to materially impair the ability of such Seller to consummate the sale of the Sale Shares or perform its obligations under this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party.

Section 4.26          No Additional Representations or Warranties. Except as provided in this Article IV or in any certificate to be delivered by any Seller in connection with this Agreement, neither the Company, any Seller nor any other Person on behalf of the Company or any Seller makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any Seller, or with respect to any other information provided to Purchaser or their respective Affiliates in connection with the Transactions, including the accuracy, completeness or timeliness thereof. Neither the Company nor any other Person will have or be subject to any claim, liabilities or any other obligation to Purchaser or any other Person resulting from the distribution or failure to distribute to Purchaser, or Purchaser’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to Purchaser in the electronic data room maintained by the Company for purposes of the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

Article V.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Letter, Purchaser represents and warrants to the Company and Sellers as follows:

Section 5.01          Corporate Existence and Power. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all corporate power and authority required to carry on its business as currently conducted, except where the failure to have such power and authority would not materially impair the ability of Purchaser to consummate the Transactions. Purchaser is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not materially impair the ability of Purchaser to consummate the Transactions.

Section 5.02          Corporate Authorization.

(a)          Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Purchaser of this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party have been duly and validly authorized by all necessary action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser (or the Investor) are necessary to authorize the execution and delivery of this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party or for Purchaser to consummate the Transactions (other than, with respect to the Amendment Proposal, the filing of the Amended Articles and related documentation with the Registrar of Companies of the Cayman Islands). Assuming the due authorization, execution and delivery by the Company and each Seller of this Agreement, this Agreement, the Governance Agreement and any Ancillary Agreements to which Purchaser is party has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

(b)          The board of directors or similar governing body of Purchaser has duly adopted resolutions (i) determining that this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party and the Transactions are advisable and in the best interests of Purchaser and its shareholders or other equityholders, as applicable and (ii) adopting this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party and the Transactions.

(c)          No vote of, or consent by, the holders of any equity interests of Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement, the Governance Agreement and the Ancillary Agreements to which it is party and the consummation of the Transactions or otherwise required by Purchaser’s Organizational Documents, Applicable Law or any Governmental Authority.

Section 5.03          Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party and the consummation by Purchaser of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Amendment Proposal and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA, (ii) compliance with and filings or notifications under any applicable requirements of the Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (iv) compliance with any applicable rules of NYSE, (v) compliance with the PL Rules and the FA Rules, and (vi) where failure to take any such actions or filings would not materially impair or delay the ability of Purchaser to consummate the Transactions or perform their respective obligations under this Agreement on a timely basis.

Section 5.04          Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party, the consummation by Purchaser of the Transactions and the compliance by Purchaser with any of the provisions of this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party does not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of Purchaser, (ii) assuming the consents, approvals, authorizations and filings referred to in Section 5.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, contravene, conflict with or result in a violation or breach of any Applicable Law or (iii) assuming compliance with the matters referred to in Section 5.03, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Purchaser is entitled under any Contract, except in the case of clauses (ii) and (iii) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation or loss that would not, individually or in the aggregate, materially impair or delay the ability of Purchaser to consummate the Transactions or perform their respective obligations under this Agreement, the Governance Agreement and the Ancillary Agreements to which they are party on a timely basis.

Section 5.05          Litigation. As of the date of this Agreement, there are no pending or threatened, lawsuits, actions, suits, claims or other proceedings at law or in equity or investigations before or by any Governmental Authority against Purchaser or any of its Subsidiaries that would reasonably be expected to materially impair the ability of Purchaser to consummate the Transactions or perform their respective obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon Purchaser or any of its Subsidiaries which would reasonably be expected to materially impair the ability of Purchaser to consummate the Transactions or perform their respective obligations under this Agreement.

Section 5.06          No Brokers. Except for Goldman Sachs International and J.P. Morgan Securities Plc, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Purchaser or its Subsidiaries who will be entitled to any fee or commission from Purchaser or its Subsidiaries, including Purchaser, in connection with the Transactions.

Section 5.07          Ownership of Company Ordinary Shares.

(a)          Purchaser and its Subsidiaries and Affiliates do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Ordinary Shares or other securities of the Company or any options, warrants or other rights to acquire Company Ordinary Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except pursuant to this Agreement.

(b)          Other than pursuant to this Agreement, neither Purchaser nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Sale Price, (ii) any shareholder of the Company (A) agrees to vote to adopt this Agreement or the Amended Articles or (B) agrees to vote against, or not to tender its Company Ordinary Shares in, any Acquisition Proposal or (iii) any Third Party has agreed to provide directly or indirectly, equity capital to Purchaser or the Company to finance in whole or in part the Transactions.

Section 5.08          Financial Capacity; Guarantee. Purchaser has as of the date of this Agreement, and will have on the Closing Date (and, in respect of the Subsequent Share Subscription, the Subsequent Closing Date), access to sufficient funds to consummate the sale and purchase of the Sale Shares, a number of Class A Ordinary Shares up to the Offer Cap validly tendered (and not validly withdrawn) as of the Expiration Time (as it may be extended), the Closing Subscription Shares and the Subsequent Subscription Shares (collectively, the “Consideration”), including the payments contemplated under Article III. Purchaser has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would reasonably be expected to impair or adversely affect such resources. Purchaser has delivered to the Company a true and complete copy of the executed Equity Commitment Letter. As of the date of this Agreement, the Equity Commitment Letter is in full force and effect and represents legal, valid, binding and enforceable obligations of Purchaser and each of the other parties thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and subject, as to enforceability, to general principles of equity. The Equity Commitment Letter (i) expressly provides that each Seller is a third-party beneficiary thereof and (ii) provides that each Seller is entitled to enforce, directly or indirectly, such Equity Commitment Letter in accordance with its terms against Purchaser and the Investor. The Equity Commitment Letter has not been amended or modified on or prior to the date of this Agreement, and as of the date of this Agreement, no such amendment or modification is contemplated by Purchaser, and as of the date of this Agreement, the commitments contained in the Equity Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Investor or Purchaser under the Equity Commitment Letter. As of the date of this Agreement, Purchaser has no reason to believe that any of the conditions to the Equity Financing contemplated in the Equity Commitment Letter will not be satisfied or that the Equity Financing will not be made available to Purchaser on the Closing Date. There are no conditions precedent related to the funding of the full amount of the Equity Financing pursuant to the Equity Commitment Letter, other than as expressly set forth in the Equity Commitment Letter. As of the date hereof, other than the Equity Commitment Letter, there are no side letters or other agreements, contracts or arrangements related to the funding of the Equity Financing. Purchaser understands and acknowledges that its obligations under this Agreement are not in any way contingent upon or otherwise subject to or conditional upon Purchaser’s consummation of any financing arrangements or Purchaser’s obtaining of any financing or the availability, grant, provision or extension of any financing to Purchaser. The representations and warranties set forth in this Section 5.08 shall be made as of the date of this Agreement. Investor has delivered to the Company a true, complete and correct copy of the executed Guarantee. The Guarantee is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the Investor and each of the other parties thereto and enforceable in accordance with its respective terms against the Investor and each of the other parties thereto. Investor is not in default under the Guarantee, and no event has occurred that, with giving of notice or the lapse of time or both, would constitute a default of the Guarantee by the Investor.

Section 5.09          Solvency. Purchaser is not entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of any Group Company. Purchaser is solvent as of the date of this Agreement, and each of Purchaser and the Company will, after giving effect to all of the Transactions, including the payment of any amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, be solvent at as immediately after the Effective Time. As used in this Section 5.09, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Purchaser will exceed their debts, (b) Purchaser has not incurred debts beyond its ability to pay such debts as such debts mature, and (c) Purchaser has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.09, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.10          Disclosure. The Schedule TO will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Purchaser supplied or to be supplied by or on behalf of Purchaser specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything else to the contrary set forth in this Agreement, Purchaser makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or the Sellers for inclusion or incorporation by reference in the Schedule TO or the SEC Documents.

Section 5.11          Ownership of Purchaser; No Prior Activities.

(a)          On the date hereof, the authorized share capital of Purchaser consists of one (1) share with a par value £1, which is validly issued and outstanding and owned, directly or indirectly by the Investor. All of the issued and outstanding share capital of Purchaser is, and at the Effective Time will be, owned directly or indirectly by Investor. Except for shares of Purchaser owned directly or indirectly by Investor, there are no outstanding (i) securities of Purchaser convertible into or exchangeable for share capital or voting securities of Purchaser or (ii) options or other rights to acquire from Purchaser, or other obligation of Purchaser to issue, any share capital, voting securities or securities convertible into or exchangeable for share capital or voting securities of Purchaser.

(b)          Purchaser was formed solely for the purpose of engaging in the Transactions. Except for obligations or liabilities incurred in connection with its formation and the Transactions, Purchaser has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.12          Company Arrangements. Other than this Agreement, the Confidentiality Agreement, the Governance Agreement and the Ancillary Agreements, as of the date hereof, none of Purchaser, or its executive officers, directors or Affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or Affiliates of the Company relating in any way to the Transactions or the operations of the Company.

Section 5.13          Investment Intention. Purchaser is acquiring through the Transactions the share capital of the Company for its own account, for investment purposes only and not with a view to the distribution (as such term is used in section 2(11) of the Securities Act) thereof. Purchaser understands that the share capital of the Company has not been registered under the Securities Act or any “blue sky” Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable “blue sky” Laws or pursuant to an exemption from any such registration. The Purchaser understands that such shares may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, and the book-entry position representing such shares will bear a legend to such effect and to the effect that such shares are subject to restrictions on transfer. The Purchaser is an “accredited investor” within the meaning of Rule 501(a) promulgated under the Securities Act and is knowledgeable, sophisticated and experienced in business and financial matters, and fully understands the limitations on ownership, sale, transfer or other disposition of such shares.

Section 5.14          Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Group Companies, which investigation, review and analysis were performed by Purchaser, its respective Affiliates and Representatives. Purchaser acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Group Companies for such purpose. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any member of the Group Companies or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.15          Absence of Certain Arrangements with Management.

Other than this Agreement, as of the date of this Agreement, there are no Contracts or agreements, arrangements or understandings (whether written, oral or otherwise) among Purchaser or any of its Affiliates (or any other Person on behalf of Purchaser or any of their respective Affiliates), on the one hand, and any member of the Company’s management or the Company Board or any of its Affiliates (excluding the Sellers, in their capacity as such), on the other hand, relating in any way to the Company (including relating to compensation and retention of the Company’s management), the Transactions or the operations of the Company or any of its Subsidiaries.

Section 5.16          No Additional Representations and Warranties. Except for the representations and warranties contained in Article IV, Purchaser acknowledges that neither the Company, the Subsidiaries of the Company, the Sellers nor any of their respective Representatives makes, and Purchaser acknowledges that they have not relied upon or otherwise been induced by, any other express or implied representation or warranty by or on behalf of the Company, any of its Subsidiaries or Sellers or with respect to any other information provided or made available to Purchaser by or on behalf of any of the Company or Sellers in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Purchaser or their respective Representatives in certain “data rooms” or management presentations prepared in expectation of the Transactions. Neither the Company nor any other Person will have or be subject to any claim, liabilities or any other obligation to Purchaser or any other Person resulting from the distribution or failure to distribute to Purchaser, or Purchaser’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to Purchaser in the electronic data room maintained by the Company for purposes of the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Agreement (and in such case subject to the terms and conditions of this Agreement).

Article VI.
COVENANTS OF SELLERS

Section 6.01          Conduct of the Company Pending the Closing.

(a)          From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, except as set forth in Section 6.01(a) of the Company Disclosure Letter or as required by Applicable Law or expressly contemplated by this Agreement or disclosed in the Company SEC Documents prior to the date of this Agreement or otherwise with the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed), the Company shall use reasonable best efforts to, and shall cause each of its Subsidiaries to use reasonable best efforts to, (i) conduct its operations, in all material respects, in the ordinary course of business and (ii) preserve the goodwill and current relationships of the Group Companies with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations, subject, in each case, to modifications to the Company’s business which were publicly announced or otherwise disclosed to Purchaser prior to the date of this Agreement; provided, however, that no action by the Group Companies with respect to matters specifically permitted by any provision of the following sentence, and no failure to take any action specifically prohibited by any provision of the following sentence, shall in either case be deemed a breach of the covenants contained in this sentence. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 6.01(a) of the Company Disclosure Letter or as required by (and to the extent permitted by) Applicable Law or expressly contemplated by this Agreement or disclosed in the Company SEC Documents prior to the date of this Agreement, or otherwise with the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed), the Company undertakes that it shall not, and shall not permit any of its Subsidiaries to, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01:

(i)          issue, sell, grant options or rights to purchase or receive, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any Company Ordinary Shares, other than issuances of Class A Ordinary Shares: (a) in connection with the vesting and/or settlement of Company Restricted Share Awards existing as at the date of this Agreement in accordance with their terms; or (b) in connection with a Relevant Acquisition Proposal;

(ii)          make or declare any dividend or distribution to the shareholders of the Company;

(iii)          merge or consolidate any Group Company with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Group Company, except (A) with respect to any wholly owned Subsidiary of the Company or (B) as would not materially delay, materially impede or prevent the consummation of the Transactions;

(iv)          excluding, for the avoidance of doubt, (a) any trading of Playing Staff or Players or (b) transactions between wholly-owned members of the Group Companies, any (1) sale, transfer or disposal (howsoever structured) of an operating business of the Group Companies or (2) purchase or acquisition (howsoever structured) of an operating business of the Group Companies, in each case (x) whether by a single transaction or series of connected transactions and (y) where such sale, transfer, disposal, purchase or acquisition (as relevant) is for a gross price (in the case of any asset) or enterprise value (in the case of any business or undertaking) in excess of $250 million; or

(v)          enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 6.01(a).

Notwithstanding anything to the contrary in this Agreement: any action or omission that Sellers or the Group Companies take pursuant to any Applicable Law or any other directive, pronouncement or guideline issued by a Governmental Authority or industry group providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, any pandemic (including COVID-19), epidemic or disease outbreak or that is responsive to or as a result of any pandemic (including COVID-19), epidemic or disease outbreak, as determined by the Group Companies in their sole and reasonable discretion, shall in no event be deemed to constitute a breach of this Section 6.01(a). Nothing in this Agreement is intended to and shall not operate so as to require the Company or the Club to take any action or give Purchaser or its Affiliates any powers or rights which would result in a breach of PL Rules, FA Rules or other football governing body rules or impose any sanctions on the Company or the Club pursuant to such rules.

(b)          Nothing contained in this Agreement shall give Purchaser, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Purchaser shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

(c)          Subject to Applicable Law and Section 7.03, the parties agree that between the date of this Agreement and Closing, the Group Companies shall afford reasonable access to the Group Companies (including to the Club and employees of the Group Companies) to such person as Purchaser may specify in writing to Sellers’ Representative from time to time (the “Purchaser’s Representative”) and shall discuss, in good faith, matters relating to the sporting performance, sporting management and sporting operation of the of the Club with the Purchaser’s Representative. At such meetings, subject to Applicable Law and Section 7.03, Sellers undertake to procure that Purchaser’s Representative is provided with all information as they may reasonably request in order to assess the sporting performance, sporting management and sporting operation of the of the Club.

(d)          From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, subject to Applicable Law, unless the Company first uses reasonable best efforts to consult with Purchaser in good faith, the Company shall not (i) carry out any action that would, if such action were to take place immediately following the Closing Date, require the consent of the Purchaser pursuant to Section 4.1(a) of the Governance Agreement or (ii) adopt a transfers plan or act (including through deliberate omission) in a manner which is inconsistent with the Transfers Plan, or change or supplement the Transfers Plan, including, without limitation, by (to the extent not contemplated in the Transfers Plan):

(i)          appointing, dismissing or accepting the resignation of any Director of Football or First Team Manager of the Company and/or any of its Subsidiaries;

(ii)          entering into, or continuing any existing, discussions or negotiations relating to the purchase, sale or other transfer, whether on a permanent or temporary basis, of, or agreeing to exercise or vary any option or other right held by any Group Company over, any registration of any Player, or entering into any agreement or binding understanding with respect to the same;

(iii)          amending, extending or waiving any rights under (or agreeing to amend, extend or waive any such rights under) any existing transfer or loan agreement related to a Player, or entering into any agreement with any employee, agent or intermediary agreement, or any professional player’s football agreement to which any Group Company is a party and which is material to the substance or the value of the activities or the business of the Group Companies; or

(iv)          taking any other steps that would impact on the rights of any Group Company to full and unencumbered title to the registration of any Player held by any Group Company.

(e)          Purchaser shall not, and shall not permit any of its Affiliates to, take any action or fail to take any action that could reasonably be expected to result in any of the conditions set forth in Article VIII or Annex I not being satisfied or that could otherwise be reasonably expected to prevent or delay the consummation of the Transactions. From the date of this Agreement, until the Expiration Time (as may be extended), Purchaser shall not, and shall cause all covered persons (as defined in Rule 14e-5 under the Exchange Act) not to, directly or indirectly purchase or arrange to purchase any Class A Ordinary Shares or other subject securities (as defined in Rule 14e-5 under the Exchange Act) except as part of the Offer or except as, and to the extent permitted by, such Rule 14e-5.

Section 6.02          Seller and Company Non-Solicitation.

(a)          Except as otherwise expressly permitted by this Section 6.02, the Company and Sellers shall, and the Company shall cause each of its Subsidiaries to, and Sellers and Company shall cause each of its and their respective directors, officers, employees and other Representatives to:

(i)          from the execution of this Agreement (x) immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Party with respect to an Acquisition Proposal (other than a Relevant Acquisition Proposal) or any existing inquiry, discussion or request that would reasonably be expected to lead to an Acquisition Proposal (other than a Relevant Acquisition Proposal), (y) take the necessary steps to promptly inform any Third Parties with whom discussions and negotiations are then occurring or who make an Acquisition Proposal after the execution of this Agreement until the Effective Time or the date, if any, on which this Agreement is validly terminated in accordance with Article IX, of the obligations set forth in this Section 6.02(a) (it being understood that this clause (y) will not apply to a Relevant Acquisition Proposal), and (z) promptly (and in any event within three (3) Business Days of the date hereof), request in writing that each Third Party that has previously executed a confidentiality or similar agreement promptly return or destroy all confidential information concerning the Company and its Subsidiaries provided by Sellers, Company and its Subsidiaries, or their respective Representatives to such Third Party or any of its Representatives with respect thereto and ensure that no such Third Party has any continued access to any electronic data room (it being understood that this clause (z) will not apply to any Third Party that the Company is permitted to engage with pursuant to clause (x) or (y) of this Section 6.02(a)(i)); and

(ii)          from and after the execution of this Agreement until the Closing or the date, if any, on which this Agreement is validly terminated in accordance with Article IX, not to, directly or indirectly (A) solicit, initiate, seek or propose an Acquisition Proposal (other than a Relevant Acquisition Proposal), (B) knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (other than a Relevant Acquisition Proposal), (C) enter into, continue, initiate or otherwise participate in any discussions or negotiations with, or furnish any non-public information or data relating to the Group Companies to, or afford access to the properties, books, records, officers or personnel of the Group Companies to, any Third Party with respect to an Acquisition Proposal (other than to a Third Party in connection with a Relevant Acquisition Proposal) or any inquiry, discussion or request that would reasonably be expected to lead to an Acquisition Proposal (other than in connection with a Relevant Acquisition Proposal), (D) except with the prior written consent of Purchaser, approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other definitive agreement or Contract in respect of any Acquisition Proposal or requiring the Company or Sellers to abandon, terminate, breach or fail to consummate the Transactions (an “Alternative Acquisition Agreement”), (E) enter into any other transaction or series of transactions the completion of which would materially impede, prevent or delay, the completion of the Transactions, or (F) resolve, commit or agree to do any of the foregoing.

(b)          Subject to the terms and conditions of this Agreement, the Company hereby consents to the Offer. Subject in each case to this Section 6.01(b), the Company hereby consents to the inclusion of a description of clause (2) of the Company Board Recommendation in the Offer Documents and neither the Company Board nor any committee thereof shall: (i) withhold, withdraw, modify, or propose publicly to withhold, withdraw or modify, in a manner adverse to Purchaser, clause (2) of the Company Board Recommendation, (ii) fail to include clause (1) of the Company Board Recommendation in the Proxy Statement or fail to recommend against any Acquisition Proposal (other than a Relevant Acquisition Proposal) subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the commencement of a tender offer providing for such Acquisition Proposal, (iii) authorize, adopt, approve or recommend, or publicly propose to authorize, adopt, approve or recommend, or otherwise declare advisable (publicly or otherwise) any Acquisition Proposal (other than a Relevant Acquisition Proposal), (iv) following receipt by the Company of an Acquisition Proposal (other than a Relevant Acquisition Proposal), fail to reaffirm publicly clause (2) of the Company Board Recommendation within five (5) Business Days after Purchaser requests in writing that clause (2) of the Company Board Recommendation be reaffirmed publicly, provided that, other than any reaffirmation following receipt of an Acquisition Proposal, Purchaser may only request one (1) reaffirmation (provided that any Acquisition Proposal that is modified in any material respect shall be considered a new and separate Acquisition Proposal for purposes of this Section 6.02(b)) or (v) make any recommendation or public statement in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act provided that the Company does not make any recommendation or public statement in connection therewith other than a recommendation against any Acquisition Proposal (other than a Relevant Acquisition Proposal) (any of the actions described in clauses (i) through (v) of this Section 6.02(b), an “Adverse Recommendation Change”), or (vi) authorize, cause or permit the Company to enter into any Alternative Acquisition Agreement.

(c)          From and after the execution of this Agreement until the Closing or the date, if any, on which this Agreement is terminated in accordance with Article IX, (i) as promptly as reasonably practicable (and in any event within forty-eight (48) hours) after (x) receipt of any Acquisition Proposal (other than a Relevant Acquisition Proposal) by the Company, Sellers or any of the Company’s Subsidiaries or the Company or the Sellers’ respective Representatives that any Seller has actual knowledge of or (y) any request for non-public information or inquiry or any discussions or negotiations are sought to be initiated with, any Seller or the Company or any of its Subsidiaries or any of their respective Representatives in connection with a potential Acquisition Proposal (other than a Relevant Acquisition Proposal), the Company or the relevant Seller(s) (as applicable) shall provide Purchaser with written notice, which notice shall include, in the case of clause (x), the identity of the Person making such Acquisition Proposal and the material terms and conditions thereof (including, if applicable, copies of any written documentation constituting the Acquisition Proposal, including proposed Alternative Acquisition Agreements and any related financing commitments), and in the case of (y), the identity of the Person seeking such information or discussions or negotiations, and (ii) in the event that any such party modifies its Acquisition Proposal in any material respect, the Company or the relevant Seller(s) (as applicable) shall provide Purchaser with written notice within forty-eight (48) hours after receipt of such modified Acquisition Proposal of the fact that such Acquisition Proposal has been modified and the terms of such modification or proposed modification (including, if applicable, copies of any written documentation reflecting such modification or proposed modification).

(d)          Notwithstanding anything to the contrary contained in Section 6.02(a), if, after the date of this Agreement and prior to the receipt of the Required Company Shareholder Approval (i) the Company has received a written Acquisition Proposal (other than a Relevant Acquisition Proposal) from a Third Party that did not result directly or indirectly from a breach of Section 6.02(a) and that is not withdrawn and (ii) the Company Board determines in good faith, after consultation with its financial and outside legal counsel, that (x) such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and (y) failure to take the actions contemplated by clauses (A) and (B) below would likely be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company and its Representatives may, subject to the execution of a customary confidentiality agreement with such Third Party that contains provisions that in the aggregate are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement must not contain any provision or term that would restrict, in any manner, the Company’s ability to consummate the Transactions or comply with its disclosure obligations to Purchaser pursuant to this Agreement), and that does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Purchaser required pursuant to this Section 6.02, a final executed copy of which shall be provided to Purchaser prior to providing such Third Party with any such copy, access or disclosure (each, an “Acceptable Confidentiality Agreement”), (A) furnish non-public information, and afford access to the books or records or officers of the Group Companies, to such Third Party and (B) engage in discussions and negotiations with such Third Party with respect to the Acquisition Proposal; provided, that any non-public information concerning the Group Companies made available to any Third Party shall, to the extent not previously made available to Purchaser, be made available to Purchaser at the same time as it is made available to such Third Party; and provided further, that the Company has been, and continues to be, in compliance (i) with its obligations under Section 6.01 in all material respects, and (ii) with its obligations under Section 6.02 (other than Section 6.02(a)) in all material respects.

(e)          Notwithstanding anything to the contrary set forth herein, the Company Board shall be entitled to effect an Adverse Recommendation Change if, prior to the time the Required Company Shareholder Approvals are obtained, but not after: (i) the Company has provided, at least five (5) Business Days advance written notice (a “Notice of Adverse Recommendation Change”) to Purchaser that the Company intends to take such action (it being understood that the delivery of a Notice of Adverse Recommendation Change and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute an Adverse Recommendation Change), which notice includes, as applicable, written notice of the material terms of such Superior Proposal which enabled the Company Board to make the determination that the Acquisition Proposal is a Superior Proposal, the identity of the Person who made such Superior Proposal and which notice shall attach the most current version of the relevant transaction agreement, and, if applicable, copies of all relevant documents relating thereto including any related financing commitments, (ii) during the five (5) Business Day period following the time of Purchaser’s receipt of the Notice of Adverse Recommendation Change or such longer period as the Company may approve in writing for such purpose (the “Matching Period”), the Company shall have, and shall have caused its directors, officers, employees and Representatives to, negotiate with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of the Matching Period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, taking into account any changes to this Agreement irrevocably offered in writing by Purchaser in response to the Notice of Adverse Recommendation Change or otherwise, that the Superior Proposal giving rise to the Notice of Adverse Recommendation Change continues to constitute a Superior Proposal; provided, however, that in the event that the Acquisition Proposal to which this provision applies is thereafter modified in any material respect by the party making such Acquisition Proposal, the Company shall provide written notice of and the material terms with respect to such modified Acquisition Proposal to Purchaser and shall again comply with this Section 6.02(e) and provide Purchaser with an additional five (5) Business Days’ notice prior to effecting any Adverse Recommendation Change (and shall do so for each such subsequent amendment or modification).

(f)          If the Company Board determines that any proposal would cease to be a Superior Proposal by virtue of the revisions proposed by Purchaser, the Company shall promptly (and in any event within twenty-four (24) hours of such determination) so advise Purchaser and the Company and Purchaser shall amend this Agreement to reflect such offer made by Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(g)          Promptly (and in any event within twenty-four (24) hours) after the Company Board (i) determines an Acquisition Proposal (other than a Relevant Acquisition Proposal) is not a Superior Proposal or (ii) the Company Board determines that a proposed amendment to the terms of this Agreement or the Transactions as contemplated under Section 6.02(f) would result in such a proposal no longer being a Superior Proposal and the parties enter into an amendment to this Agreement effecting such proposed terms, the Company Board shall reaffirm the Company Board Recommendation without qualification by press release. The Company shall provide Purchaser and its Representatives with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Purchaser and its outside legal counsel.

(h)          If the Company provides a Notice of Adverse Recommendation Change to Purchaser on a date that is less than ten (10) business days before the Company Shareholders’ Meeting, the Company shall either proceed with or shall postpone or adjourn the Company Shareholders’ Meeting, one time, in either case as directed by Purchaser acting reasonably, to a date determined by Purchaser that is not more than ten (10) Business Days after the scheduled date of the Company Shareholders’ Meeting but in any event the Company Shareholders’ Meeting shall not be adjourned or postponed to a date which would prevent the Effective Time from occurring on or prior to the End Date.

(i)          Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s shareholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s shareholders), or (ii) making any “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

(j)          Any breach of this Section 6.02 by any director, officer or Subsidiary of the Company or any action by any Representative acting on the Company’s behalf in breach of this Section 6.02 will be deemed to be a breach of this Agreement by the Company.

Section 6.03          No Transfers.

(a)          From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Section 9.01(a) other than (x) a transfer to a Family Member of such Seller for bona fide estate planning purposes or to a corporation, partnership, limited partnership, limited liability company or other entity in which a Seller one or more of its Family Members directly, or indirectly through one or more Family Members, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient voting power in such entity, or otherwise have legally enforceable rights, such that Seller or one or more if its Family Members retain sole dispositive power and exclusive voting power with respect to such Company Ordinary Shares held by such Person (where in each case, such transferee concurrently accedes to this Agreement as a Seller and the Voting Agreement as a “Holder” (as such term is defined in the Voting Agreement)) or (y) following the Offer Commencement Date, the tendering of Class A Ordinary Shares held by the Sellers as of the date of this Agreement into the Offer to Purchase, each Seller shall not, directly or indirectly, transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Company Ordinary Shares indicated opposite its name on Schedule B or any interest therein or enter into any agreement or other arrangement relating thereto; (ii) other than pursuant to the Voting Agreement, each Seller shall not, directly or indirectly, grant any proxies or powers of attorney with respect to any such Company Ordinary Shares, deposit any such shares into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any such shares; and (iii) save as provided in Section 6.03(b), each Seller shall not, directly or indirectly, convert, or cause the conversion of, any Company Ordinary Shares into a Class A Ordinary Share.

(b)          Notwithstanding Section 6.03(a), if on April 24, 2024 the Closing has not occurred and this Agreement has not been terminated in accordance with Section 9.01, then all references to “Company Ordinary Shares” in this Section 6.03 shall automatically be deemed to be “Sale Shares”. For the avoidance of doubt, except for transfers made pursuant to Section 6.03(a)(i)(x) and transfers to Permitted Transferees (as defined in the memorandum and articles of association of the Company in effect as of the date hereof), no Class B Ordinary Shares are permitted to be transferred by the Sellers from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Section 9.01 unless upon completion of such transfer, such Class B Ordinary Shares automatically convert into Class A Ordinary Shares.

Section 6.04          Company Shareholders’ Meeting.

As promptly as possible following the date of this Agreement, the Company shall (and the Sellers shall cause the Company to) call a shareholders’ meeting in accordance with the Company’s memorandum and articles of association to effect the Articles Amendment. The Company shall take such other actions required pursuant to Section 7.02 of this Agreement.

Article VII.
ADDITIONAL COVENANTS OF THE PARTIES

Section 7.01          Appropriate Action; Consents; Filings.

(a)          Sellers, the Company and Purchaser shall use their reasonable best efforts to (i) obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Purchaser, Sellers or the Company, or any of the Company’s respective Subsidiaries, respectively, or to avoid any action or proceeding by any Governmental Authority (including those in connection with the Antitrust Laws, the PL Approval, the Football Association Approval and Rule 18.2 of the WSL Rules) in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (ii) (A) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Antitrust Laws, (B) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the PL Rules, the WSL Rules and the FA Rules, (C) as promptly as reasonably practicable, and in any event within fifteen (15) Business Days after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the consummation of the Transactions as required under section 178 of FSMA, and (D) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any other Applicable Law. The parties shall promptly furnish to each other all information required for any application or other filing under the rules and regulations of any Applicable Law in connection with the Transactions. Each party hereto shall promptly (but in any case within two Business Days) (i) inform the other if it becomes aware of any event, circumstance or condition that would be reasonably likely to prevent the obtaining of any consents, licenses, permits, waivers, approvals, authorizations or orders, or the avoidance of any actions or proceedings by any Governmental Authority required to be obtained or avoided pursuant to this Section 7.01(a), and (ii) notify the other party upon becoming aware of the obtaining of any such consents, licenses, permits, waivers, approvals, authorizations or orders, or avoidance of any such actions or proceedings and (subject to the redaction of confidential information) provide copies or, in the case of non-written communications, details of any such communications with or from any Governmental Authority relating to such consents, licenses, permits, waivers, approvals authorizations or orders.

(b)          Without limiting the generality of anything contained in this Section 7.01, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Authority with respect to the Transactions, (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of any communication to or from any Governmental Authority regarding the approval of the Transactions, (iv) respond as promptly as practicable, and in any event in accordance with any relevant time limit, to any additional requests for information received by any party from any Governmental Authority with respect to the Transactions or filings contemplated by Section 7.01(a), and (v) use reasonable best efforts to (A) obtain such approvals, consents and clearances as may be necessary, proper or advisable under any Applicable Laws, including any applicable Antitrust Laws and (B) prevent the entry in any action or proceeding brought by a Governmental Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions. Each party hereto shall provide, or procure the provision of, draft copies of all filings, submissions, material correspondence and material communications intended to be sent or communicated to any Governmental Authority or otherwise in relation to Section 7.01(a) to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, submissions, correspondence and communications before they are submitted, sent or made and each party shall provide the other party with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent and will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Transactions. In addition, except as may be prohibited by any Governmental Authority or by Applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding.

(c)          Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent related to any Applicable Law, Purchaser shall cooperate in good faith with the Governmental Authorities and shall promptly take any and all action to complete lawfully the sale and purchase of the Sale Shares pursuant to this Agreement as soon as practicable (but in any event prior to the End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Proceeding (including any Proceeding initiated by the PL or the FA) in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transactions the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate of, or other limitations or restrictions on, or limiting any freedom of action with respect to, particular assets, categories of assets or lines of business held by the Group Companies and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business held by the Group Companies, in each case, at such time as may be necessary to permit the lawful consummation of the sale and purchase of the Sale Shares on or prior to the End Date. The entry by any Governmental Authority in any Proceeding of a Governmental Order permitting the consummation of the Transactions but requiring any assets or lines of business to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Group Companies, and excluding those of Purchaser and any of their respective Affiliates) shall not, individually, or in the aggregate (together with one or more other changes, events, circumstances, developments or facts) be deemed a failure to satisfy any condition specified in Article VIII.

(d)          Purchaser shall be solely responsible for and pay all filing costs incurred in connection with obtaining any consents or approvals of the type described in this Section 7.01.

Section 7.02          Proxy Statement.

(a)          Subject to Purchaser’s timely performance of its obligations under Section 7.02(b), as promptly as reasonably practicable following the date of this Agreement, the Company shall use reasonable best efforts to prepare and cause to be furnished with the SEC any proxy or other information statement required under the Laws of the Cayman Islands, relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Any proxy statement shall include clause (1) of the Company Board Recommendation. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as of the record date established for the Company Shareholders’ Meeting as promptly as reasonably practicable after the date of this Agreement. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto), the Company shall provide Purchaser a reasonable opportunity to review and to propose comments on such document or response to the extent permitted by Applicable Law.

(b)          Purchaser shall, as promptly as possible, furnish to the Company all information concerning Purchaser as may be requested by the Company in connection with the Proxy Statement, and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement. Purchaser will, upon request of the Company, confirm and/or supplement the information relating to Purchaser supplied by it for inclusion in the Proxy Statement, such that at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, such information shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          In accordance with the Company’s Organizational Documents, the Company shall use reasonable best efforts to, as promptly as reasonably practicable (but subject to the timing contemplated in Section 7.02(a)), (x) establish a record date for and give notice of a meeting of its shareholders, for the purpose of obtaining the Required Company Shareholder Approval (including any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) and (y) mail to the holders of Company Ordinary Shares as of the record date established for the Company Shareholders’ Meeting any required Proxy Statement (such date, the “Proxy Date”). The Company shall use reasonable best efforts to duly call, convene and hold the Company Shareholders’ Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that the Company may postpone, recess or adjourn the Company Shareholders’ Meeting: (i) with the consent of Purchaser, (ii) for the absence of a quorum, (iii) to solicit additional proxies for the purpose of obtaining the Required Company Shareholder Approval, or (iv) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting. The Company shall use its reasonable best efforts to solicit proxies in favor of the adoption of the Amendment Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Shareholders’ Meeting if this Agreement is terminated.

(d)          If at any time prior to the Effective Time any event or circumstance relating to the Company or Purchaser or any of the Company’s or Purchaser’s Subsidiaries, or their respective officers or directors, is discovered by the Company or Purchaser, respectively, which would be required to be included in the Proxy Statement to cause the Proxy Statement not to contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, the Proxy Statement, such party shall promptly inform the others and each of Purchaser, Purchaser and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

(e)          From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Section 9.01, no Seller or the Company shall amend, modify or waive any provision of the Voting Agreement without the prior written consent of Purchaser.

Section 7.03          Access to Information. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Group Companies by Third Parties that may be in the Group Companies’ possession from time to time, from the date hereof until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article IX, the Company shall, and shall cause its Subsidiaries to, prior to the Closing, afford to Purchaser and its Representatives reasonable access, during normal business hours, in such manner as to not interfere in any material respect with the normal operation of the Group Companies, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Group Companies, and shall furnish such Representatives with existing financial and operating data and other information concerning the affairs of the Group Companies as such Representatives may reasonably request; provided, that such investigation shall only be upon reasonable notice and shall be at Purchaser’s sole cost and expense; provided, further, that nothing herein shall require the Group Companies to disclose any information to Purchaser or its Representatives if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to any Group Company if the Transactions are not consummated, (ii) violate Applicable Law or the provisions of any Contract (including any confidentiality agreement or similar agreement or arrangement) to which any Group Company is a party, or (iii) jeopardize any attorney-client or other legal privilege, in each case, so long as that the Company provides Purchaser written notice of any information so withheld and reasonably cooperates with Purchaser in seeking to allow disclosure of such information in a manner that is not reasonably likely to violate Applicable Law, breach such confidentiality obligations, cause such competitive harm, breach such confidentiality obligations or jeopardize such attorney-client or other legal privilege; provided, further, that nothing herein shall authorize Purchaser or its Representatives to undertake any environmental testing involving sampling of soil, groundwater or building materials, or other similar invasive techniques at any of the Group Companies’ properties. All information obtained by Purchaser and its representatives shall be subject to the Confidentiality Agreement. No investigation or access permitted pursuant to this Section 7.03 shall affect or be deemed to modify any representation or warranty made by any Seller hereunder.

Section 7.04          Confidentiality; Public Announcements.

(a)          Prior to the Closing, the Company, Sellers and Purchaser shall consult with each other before issuing any press release or public announcement with respect to this Agreement or the Transactions, and none of the parties hereto or their Affiliates or, in the case of Sellers, an immediate family member or family trust, or an immediate family member or family trust of any of their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Applicable Law, Governmental Order or applicable stock exchange rule or any listing agreement of any party hereto. The Company may, without Purchaser’s consent, communicate to its employees, customers, suppliers and consultants in a manner consistent with prior communications of the Company or consistent with a communications plan previously agreed to by Purchaser and the Company in which case such communications may be made consistent with such plan. Notwithstanding anything to the contrary set forth therein or herein, the Confidentiality Agreement shall continue in full force and effect until the Closing.

(b)          Any consents or approvals required from the Company, Sellers or Purchaser under or pursuant to Section 7.04(a) may be given by, and each of the other parties may direct any requests for such consents or approvals to, the communications representative appointed by the relevant party prior to the date hereof (or any replacing communications representative notified by a party to the other parties in writing after the date hereof) and each of the other parties shall be entitled conclusively and absolutely to rely, without enquiry, on any acts or statements of the communications representative made or purported to be made on behalf of the party having appointed that communications representative in relation to the subject matter of Section 7.04(a) as being acts or statements of that party. Between the date of this Agreement and Closing, each party undertakes to procure that any reasonable request for consent or approval made under or pursuant to Section 7.04(a) is responded to without undue delay and in any case within forty-eight (48) hours from receipt of such request, and if no response is received within such forty-eight (48) hours then consent and approval shall be deemed to have been given.

Section 7.05          Shareholder Litigation; Voting Undertaking.

(a)          Sellers and the Company shall provide Purchaser with reasonably prompt notice of, and true, accurate and complete copies of all pleadings and correspondence relating to, any Proceeding against any of the Sellers, Purchaser or any Group Company (each, a “Transaction Claim Indemnitee”) relating to the Transactions, whether commenced prior to or after the execution and delivery of this Agreement (a “Transaction Claim”).

(b)          If, for whatever reason, a Transaction Claim arises and, as a consequence of such claim, the adoption of the Amended Articles by the Company immediately prior to Closing is held not to be effective in full, or the amendments to the rights of the Class B Ordinary Shares pursuant to the Amended Articles is held not to be effective in full, then each of Sellers irrevocably undertakes in favor of Purchaser: (i) (in each case to the extent required to give effect to the commercial intent of the adoption by the Company of the Amended Articles (being, for the avoidance of doubt, that the Sale Shares purchased by Purchaser and any of its Affiliates from time to time shall be capable of exercising the voting rights in the Company enjoyed by the Sale Shares as at the date of this Agreement)) to, as directed by Purchaser from time to time: (a) attend, participate and vote their Class B Ordinary Shares (and any other shares into which such Class B Ordinary Shares may convert from time to time) at general meetings or class meetings of the Company (or any adjournment of any such meeting), and (b) otherwise exercise the voting rights attaching to their Class B Ordinary Shares (and any other shares into which such Class B Ordinary Shares may convert from time to time) in the manner required by Purchaser; and (ii) not to Transfer of any of their Class B Ordinary Shares (or any other shares into which such Class B Ordinary Shares may convert from time to time) to any Person in violation of the Voting Agreement, save to the extent that such transferee or disposee first undertakes in favor of Purchaser to comply with the undertaking set out in this Section 7.05(b).

Notwithstanding anything contained in this Agreement to the contrary, this Section 7.05(b) shall survive the Closing indefinitely and shall be binding, jointly and severally, on all successors and assigns of Sellers and Purchaser.

Section 7.06          Third Party Consents. Notwithstanding anything to the contrary in this Agreement, in no event shall Sellers or the Company or any of its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Transactions pursuant to the terms of any Contract or any Company License to which the Company or any of its Subsidiaries is a party, save that the Company shall be required to bear any cost and expenses relating to the convening and holding of the Company Shareholders’ Meeting.

Section 7.07          Notices of Certain Events. Sellers and the Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Sellers and the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company or Purchaser, and (ii) any Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or the Transactions; provided, however, each Seller’s and the Company’s obligation, actions or inactions pursuant to this Section 7.07 shall be deemed excluded for purposes of determining whether any condition set forth on Annex I or Article VIII has been satisfied.

Section 7.08          Conduct of Business by Purchaser Pending the Closing; Subsequent Closing Notice.

(a)          Purchaser covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.01, Purchaser:

(i)          shall not amend or otherwise change, in any material respect, any of Purchaser’s Organizational Documents, except as may be agreed in writing by the Company;

(ii)          shall take all action necessary to consummate the Transactions, subject to and in accordance with this Agreement; and

(iii)          shall not, and shall not permit any of their Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business competes in any line of business of the Group Companies and the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) materially impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering a Governmental Order prohibiting the consummation of Transactions, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (iv) materially delay or prevent the consummation of the Transactions.

(b)          Purchaser covenants and agrees that, between the date of this Agreement and the earlier of (A) the Subsequent Closing and (B) the date, if any, on which this Agreement is terminated pursuant to Section 9.01, Purchaser:

(i)          shall not, and shall not permit any of their Affiliates to, take or agree to take any action that would reasonably be expected to prevent or materially delay the consummation of the Transactions; and

(ii)          shall not, and shall not permit any of their Affiliates to enter or agree to enter into any definitive agreement for the acquisition of any business or Person or take or agree to take any other action which, in either case, would reasonably be expected to materially interfere with their ability to pay or make available to the Company immediately prior to the Effective Time funds sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement, including the payment of the aggregate Consideration, the payment of all associated costs and expenses for which Purchaser is responsible pursuant to this Agreement, or that otherwise would prevent, materially delay or materially impede the performance by Purchaser of its obligations under this Agreement or the consummation of the Transactions.

Section 7.09          Additional Agreements.

Without limitation or contravention of the provisions of Section 6.01, and subject to the terms and conditions of this Agreement that address matters more specifically, each of the parties hereto shall otherwise use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Transactions.

Section 7.10          Equity Financing.

(a)          Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Equity Financing in full not later than the Closing Date on the terms and conditions described in or contemplated by the Equity Commitment Letter or on other terms with respect to conditionality that are not less favorable to Purchaser than the conditions set forth in the Equity Commitment Letter as of the date of this Agreement and otherwise on terms and conditions as would not have any result, event or consequence described in any of clauses (i) through (iv) of Section 7.10(b), including using reasonable best efforts to (i) maintain in full force and effect the Equity Commitment Letter, (ii) satisfy and comply with on a timely basis (except to the extent that Purchaser shall have obtained the waiver of) all conditions precedent to the funding or investing of the Equity Financing required in the Equity Commitment Letter that are within its control that are to be satisfied by Purchaser, (iii) if all of the conditions precedent to the funding of the Equity Financing are satisfied, consummate the Equity Financing at or prior to the Closing and (iv) enforce its rights under the Equity Commitment Letter. Purchaser shall not release or consent to the termination of the obligations of the Investor to provide the Equity Financing.

(b)          Purchaser shall not, without the prior written consent of the Company, agree to, or permit, any amendment, restatement, replacement, supplement, or other modification of, or waiver or consent under, the Equity Commitment Letter or other documentation relating to the Equity Financing that would, (i) reasonably be expected to adversely affect Purchaser’s ability to consummate the Transactions; (ii) reduce the aggregate amount of the Equity Financing; (iii) impose new or additional conditions beyond the conditions precedent to the Equity Financing as set forth in the Equity Commitment Letter; or (iv) reasonably be expected to prevent, delay, impede or impair the Closing. Purchaser shall promptly deliver to the Company copies of any amendment, restatement, replacement, supplement, or other modification of, or waiver or consent under, the Equity Commitment Letter or other documentation relating to the Equity Financing. Neither Purchaser nor any of its Affiliates shall take any action that could reasonably be expected to materially delay or prevent the consummation of the Equity Financing.

(c)          Purchaser acknowledges and agrees that obtaining the Equity Financing is not a condition to the Closing. If the Equity Financing has not been funded, Purchaser will continue to be obligated, subject to the satisfaction or waiver (to the extent waivable) of the conditions set forth in Article VIII and Annex I, to consummate the Transactions.

(d)          Purchaser shall give the Company and Sellers prompt notice following Purchaser obtaining knowledge (A) of any material breach (or threatened material breach) or material default (or any event or circumstance that, with or without notice or lapse of time, or both, would reasonably be expected to give rise to any material breach or material default) by any party to the Equity Commitment Letter; (B) of any dispute among any parties to the Equity Commitment Letter with respect to the Equity Commitment Letter or the Equity Financing; and (C) if for any reason Purchaser at any time believes that it will not be able to obtain all or any portion of the Equity Financing necessary to consummate the transactions contemplated hereby. Purchaser will provide any information reasonably requested by the Company or Sellers relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical after the date that the Company or Sellers deliver a written request therefor to Purchaser.

Section 7.11          Registration Rights.

Between the date hereof and the Closing, the Company and Purchaser shall each use reasonable best efforts to negotiate in good faith the terms and conditions of and enter into (and shall cause their respective applicable Affiliates to enter into) the registration rights agreement (on substantially the terms set forth in the term sheet attached hereto as Exhibit C) (the “Registration Rights Agreement”), effective as of Closing. Notwithstanding the foregoing, if the parties hereto are unable, prior to the Closing, to enter into the Registration Rights Agreement, then, following the Closing, the terms set forth on Exhibit C shall be binding on the parties hereto and such parties shall operate in accordance therewith.

Section 7.12          Register of Members. As promptly as practicable following the Closing, the Company shall deliver a copy of the Company’s duly updated register of members to the Purchaser.

Article VIII.
CONDITIONS TO THE TRANSACTIONS

Section 8.01          Conditions to the Obligations to Consummate the Transactions.

(a)          The respective obligations of Sellers, Company and Purchaser to consummate (i) the purchase and sale of the Sale Shares and (ii) the subscription, issue and allotment of the Closing Subscription Shares, are in each case subject to the satisfaction (or written waiver by all parties hereto, if permissible under Applicable Law), at or prior to the Closing Date, of each of the following conditions:

(i)          No Injunction. The consummation of (A) the sale and purchase of the Sale Shares and (B) the subscription, issue and allotment of the Closing Subscription Shares shall in each case not then be enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of any Governmental Authority.

(ii)          Expiration of Offer. The Expiration Time shall have occurred at a time when Purchaser shall be obligated to accept the Class A Ordinary Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

(iii)          Regulatory Approvals. (A) The clearances, approvals and consents required to be obtained under the Antitrust Laws set forth in Schedule A hereto shall have been obtained and shall be in full force and effect, (B) the PL Approval shall have been obtained and shall be in full force and effect and (C) the Football Association Approval shall have been obtained and shall be in full force and effect.

(iv)          Amendment Proposal. The Amendment Proposal shall have been approved by the Company’s shareholders and the Amended Articles (x) will be in full force and effect as of immediately prior to the Closing or (y) will automatically come into full force and effect simultaneously with the occurrence of the Closing.

(b)          The obligation of Purchaser to consummate (i) the purchase and sale of the Sale Shares and (ii) the subscription, issue and allotment of the Closing Subscription Shares is subject to the satisfaction (or written waiver by Purchaser, if permissible under Applicable Law) at or prior to the Closing Date, of each of the following conditions:

(i)          Each of the representations and warranties made by the Company in Section 4.01(a), Section 4.02, Section 4.05(a), Section 4.07(i) and Section 4.20, as well as the Seller Fundamental Representations shall be true and correct in all material respects as of the Closing Date as if made at the Closing Date, except for those representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date; provided that, if Purchaser waives the condition to the Offer set forth in clause (a) of Annex I, then this Section 8.01(b)(i) shall automatically be deemed waived to the same extent and in the same manner.

(ii)          The Sellers and Company shall have complied in all material respects with the covenants and obligations required to be performed by them under this Agreement at or prior to the Closing Date; provided that, if Purchaser waives the condition to the Offer set forth in clause (e) of Annex I, then this Section 8.01(b)(ii) shall automatically be deemed waived to the same extent and in the same manner.

(c)          The respective obligations of Company and Purchaser to consummate the subscription, issue and allotment of the Subsequent Subscription Shares, are in each case subject to the satisfaction (or written waiver by all parties hereto, if permissible under Applicable Law) at or prior to the Subsequent Closing Date of each of the following conditions:

(i)          No Injunction. The consummation of the subscription, issue and allotment of the Subsequent Subscription Shares shall not then be enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of any Governmental Authority; and

(ii)          Closing. The Closing shall have occurred.

Article IX.
TERMINATION

Section 9.01          Termination.

(a)          Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the sale and purchase of the Sale Shares, the Offer and the other Transactions may be abandoned at any time prior to the Closing Date notwithstanding receipt of the Required Company Shareholder Approval (except as expressly noted), only as follows:

(i)          by mutual written agreement of Sellers, Company and Purchaser;

(ii)          by either Sellers, the Company or Purchaser, if the Closing shall not have occurred on or before 5:00 p.m. (Eastern time) on April 24, 2024, (the “End Date”), whether such date is before or after the date of the receipt of Required Company Shareholder Approval or the satisfaction of the Offer Conditions; provided, however, that if on the End Date all of the conditions to the Closing set forth in Sections 8.01(a) and (b) have been satisfied or waived (other than (i) those conditions that by their terms are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time, and (ii) the condition set forth in Section 8.01(a)(i), (ii) or (iii)), then the End Date will automatically be extended to June 24, 2024; provided, further, that the right to terminate this Agreement pursuant to this Section 9.01(a)(ii) may not be exercised by (A) any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Closing to have occurred on or before the End Date or (B) any party in the event that there is then any pending Proceeding to specifically enforce this Agreement against such party;

(iii)          by either Sellers, the Company or Purchaser, if any Governmental Authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting prior to the Closing Date, the sale and purchase of the Sale Shares or the Offer, and such order, decree or ruling shall have become final and non-appealable (which order, decree, ruling or other action the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable); provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(a)(iii) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the issuance of such order, decree or ruling;

(iv)          by either Sellers, the Company or Purchaser, if (i) the Company Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s shareholders shall have voted on a proposal to approve the Amendment Proposal and (ii) the Amendment Proposal shall not have been approved at such meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Shareholder Approval;

(v)          by Purchaser if there is:

(A)          an Adverse Recommendation Change;

(B)          any breach of any representation, warranty, covenant or agreement on the part of the Company or Sellers set forth in this Agreement, such that the conditions specified Section 8.01(a) and/or (b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Sellers or the Company through the exercise of its reasonable best efforts, then such termination shall become effective only if the Terminating Company Breach is not cured prior to the End Date; provided, however, that if the Sellers or the Company, as applicable, continue to use their reasonable best efforts to cure such Terminating Company Breach, the End Date shall be extended for a period of up to forty-five (45) days; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(a)(v) if Purchaser is then in material breach of any of its material obligations under this Agreement;

(vi)          by the Company or Sellers if there is any breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement that would reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the Transactions (a “Terminating Purchaser Breach”), except that, if such Terminating Purchaser Breach is curable by Purchaser through the exercise of its reasonable best efforts, then such termination shall become effective only if the Terminating Purchaser Breach is not cured prior to the End Date; provided, however, that if Purchaser continues to use its reasonable best efforts to cure such Terminating Purchaser Breach, the End Date shall be extended for a period of up to forty-five (45) days; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(a)(vi) if the Company is then in material breach of any of its material obligations under this Agreement;

(vii)          by the Company if (i) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer within the period specified in Section 2.03(a) (other than due to a breach by the Company of its obligations under Section 2.03(b)) or (ii) Purchaser shall have failed to accept for payment and purchase and pay for all Class A Ordinary Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended); or

(viii)          by Sellers or the Company, if (i) all of the conditions set forth in Section 8.01 (other than conditions which are to be satisfied by actions taken at the Closing) have been satisfied, and (ii) Purchaser fails to consummate the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.02.

(b)          Notwithstanding anything contained in this Agreement to the contrary, the provisions of this Agreement pertaining to the Subsequent Share Subscription may be terminated and the subscription, issue and allotment of the Subsequent Subscription Shares may be abandoned at any time following the Closing Date and prior to the Subsequent Closing Date only as follows:

(i)          by mutual written agreement of Sellers, the Company and Purchaser;

(ii)          by either the Company or Purchaser, if any Governmental Authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting prior to the Subsequent Closing Date, the consummation of the subscription, issue and allotment of the Subsequent Subscription Shares, and such order, decree or ruling shall have become final and non-appealable (which order, decree, ruling or other action the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable); provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the issuance of such order, decree or ruling; or

(iii)          by either Sellers, the Company or Purchaser, if the Subsequent Closing shall not have occurred on or before 5:00 p.m. (Eastern time) on December 31, 2024; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b)(iii) may not be exercised by (A) any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Subsequent Closing to have occurred on or before December 31, 2024 or (B) any party in the event that there is then any pending Proceeding to specifically enforce this Agreement against such party.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)(i) or Section 9.01(b)(i)) shall give a notice of such termination to the other party setting forth the basis on which such party is terminating this Agreement.

Section 9.02          Effect of Termination.

(a)          Except as otherwise set forth in this Section 9.02 and Section 9.03, in the event of the termination of this Agreement pursuant to Section 9.01(a), this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of Sellers, the Company (subject to Section 9.03), or Purchaser, as the case may be, for Fraud and any intentional and willful breach of this Agreement occurring prior to such termination.

(b)          Except as otherwise set forth in this Section 9.02 and Section 9.03, in the event of the termination of this Agreement pursuant to Section 9.01(b), the provisions of this Agreement pertaining to the Subsequent Share Subscription shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of Sellers, the Company (subject to Section 9.03), or Purchaser, as the case may be, for Fraud and any intentional and willful breach of this Agreement occurring prior to such termination (which Purchaser acknowledges and agree may include damages based on a decrease in share value or lost premium by or behalf of the shareholders of the Company).

(c)          The provisions of Section 7.04, Section 9.02, Section 9.03, Article X and the Confidentiality Agreement, shall survive any termination of this Agreement.

Section 9.03          Expenses; Termination Fee.

(a)          Except as set forth in Section 7.06 and this Section 9.03, each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however that Purchaser shall bear and timely pay all Transfer Taxes and shall prepare and timely file, at its expense, all Tax Returns and other documentation with respect to such Transfer Taxes.

(b)          In the event that this Agreement is terminated (A) by Sellers or the Company pursuant to Section 9.01(a)(vi) (Terminating Purchaser Breach) or Section 9.01(a)(vii) or Section 9.01(a)(viii) (Purchaser Failure to Close) or (B) by either party in accordance with Section 9.01 and at the time of such termination this Agreement is terminable (even if not terminated) by Sellers or the Company pursuant to Section 9.01(a)(vi) (Terminating Purchaser Breach) or Section 9.01(a)(viii) (Purchaser Failure to Close), then Purchaser shall pay (or cause to be paid) to the Company (to such account as the Company shall notify for such purpose), by wire transfer of immediately available funds, a sum equal, in the aggregate, to the Payment Fund (the “Purchaser Termination Fee”) within three (3) Business Days following such termination.

(c)          In the event that this Agreement is terminated by (i) Sellers or the Company pursuant to Section 9.01(a)(iii) (Legal Restraint) or (ii) by Seller, the Company or Purchaser pursuant to Section 9.01(a)(ii) (End Date) and at the time of such termination the conditions set forth in Section 8.01(a)(iii) are not satisfied, then Purchaser shall pay (or cause to be paid) to the Company (to such account as the Company shall notify for such purpose), by wire transfer of immediately available funds, a sum equal to fifty (50) percent of the Payment Fund (the “Other Regulatory Termination Fee”).

(d)          In the event that this Agreement is terminated pursuant to Section 9.01(a)(v)(A) (Adverse Recommendation Change), then the Company shall pay (or cause to be paid) to the Purchaser, by wire transfer of immediately available funds to an account specified by the Purchaser, a sum equal to (a) $48,000,000 plus (b) an amount (not to exceed $18,000,000) for Purchaser’s reasonable and documented costs and expenses incurred in connection with this Agreement and the Transactions (collectively, the “Seller Termination Fee”) within three (3) Business Days following such termination.

(e)          Each of the Sellers and Purchaser acknowledge and agree that the agreements contained in Sections 9.02 and 9.03 are an integral part of the Transactions, and that, without these agreements, neither Purchaser nor Sellers would enter into this Agreement. Accordingly, if the Company or Purchaser (as applicable) fail to promptly pay any amount due pursuant to this Section 9.03 (the “Defaulting Party”), the Defaulting Party shall pay to (x) in the event the Company is the Defaulting Party, Purchaser, and (y) in the event Purchaser is the Defaulting Party, the Company, all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Sellers), together with interest on the amount of the Purchaser Termination Fee, the Other Regulatory Termination Fee or the Seller Termination Fee, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made (collectively, “Enforcement Costs”). Sellers and Purchaser acknowledge and agree that the Purchaser Termination Fee, the Other Regulatory Termination Fee, and the Seller Termination Fee are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company and Purchaser (as applicable) in the circumstances in which such fee or amount, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. The parties hereto acknowledge and hereby agree that in no event shall the Purchaser Termination Fee, the Other Regulatory Termination Fee, or the Seller Termination Fee be payable more than once.

(f)          Any amounts payable pursuant to Section 9.03 shall be paid by wire transfer of immediately available funds in accordance with this Section 9.03 to: (i) in respect of amounts owed to the Company, an account designated by Sellers’ Representative, and (ii) in respect of amounts owed to Purchaser, an account designated by Purchaser (in each case, at least one (1) Business Day prior to the date such fee is due to be paid).

Section 9.04          Termination and VAT. Purchaser agrees (i) to use all reasonable efforts to secure that any payments (including any payments contemplated by Section 9.03(b), Section 9.03(c) and Section 9.03(e)), should not represent consideration for a taxable supply for VAT purposes (including not taking any contrary position in any Tax filing or return or in any correspondence with any Governmental Authority); (ii) that any payments to Sellers, the Company or any other Persons under this Agreement (including in connection with the Purchaser Termination Fee, the Other Regulatory Termination Fee) will be exclusive of any VAT incurred by a party; and (iii) that in the event that any Governmental Authority determines that any payments hereunder are consideration for a taxable supply in respect of which Sellers or the Company are liable to account for VAT, then the applicable payment owed to Sellers or the Company will be increased to take into account such VAT.

Article X.
MISCELLANEOUS

Section 10.01          Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) when delivered by email (provided that the sender does not receive any “bounce back” or other notification of error in transmission), addressed as follows:

if to Purchaser:

(a)          for notices delivered pursuant to Section 6.01(a) only, to:

Email: #####

with a copy to (which shall not constitute notice):

Email: ##### and #####

(b)          for notices delivered pursuant to Section 6.01(d) only, to:

Email: #####

with a copy to (which shall not constitute notice):

Email: ##### and #####

(c)          for notices relating to all other matters, to:

#####

#####

#####

#####

Attention: Legal

Email: #####

with a copy to (which shall not constitute notice):

Slaughter and May

1 Bunhill Row

London EC1Y 8YY

United Kingdom

Attention: Hywel Davies and Andrew Jolly

Email: ##### and #####

Paul, Weiss, Rifkind, Wharton & Garrison

1285 6th Ave

New York, NY

10019

United States

Attention: Krishna Veeraraghavan and Benjamin Goodchild

Email: ##### and #####

if to the Company, to:

MANCHESTER UNITED plc

Sir Matt Busby Way, Old Trafford Manchester, England, M16 0RA

Attention: Patrick Stewart

Email: #####

with a copy to (which shall not constitute notice):

Woods Oviatt Gilman LLP

1900 Bausch & Lomb Place

Rochester NY 14604

Attention: Mitchell S. Nusbaum

Email: #####

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Justin G. Hamill, Robert M. Katz and Ian Nussbaum

Email: #####, ##### and #####

if to a Seller, to the address set out opposite their name in Schedule B or to such other address, or email address for a party as shall be specified in a notice given in accordance with this Section 10.01; provided that any notice received by email or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 10.01 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.01.

Section 10.02          Remedies Cumulative; Specific Performance. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the Transactions). It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. To the extent any party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement), the End Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding (it being understood that this Section 10.02 is not intended and shall not be construed to limit in any way the provisions of Section 9.03(b) or Section 9.03(c)). Notwithstanding anything to the contrary in this Agreement, the sole and exclusive remedy of the parties hereto relating to any breach of this Agreement shall be the right to (i) seek and obtain an award of specific performance as described in this Section 10.02, or (ii) prior to the Closing, terminate this Agreement and either (x) receive the Purchaser Termination Fee, the Other Regulatory Termination Fee or Seller Termination Fee, as applicable, or (y) seek and obtain damages in accordance with Article IX.

Section 10.03          No Survival of Representations, Warranties and Covenants. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and in any certificate or other writing delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 9.02, upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that this Section 10.03 shall not limit (i) any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 7.05 or (ii) the liability for any party for Fraud.

Section 10.04          Amendments and Waivers.

(a)          Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)          No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.05          Disclosure Letter References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Letter or Purchaser Disclosure Letter, as the case may be, shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenant, as applicable) of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenant, as applicable) would be reasonably apparent to an individual who has read that reference and such representations and warranties (or covenant, as applicable). The listing of any matter on a party’s Disclosure Letter shall not be deemed to constitute an admission by such party, or to otherwise imply, that any such matter is material, is required to be disclosed by such party under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in a party’s Disclosure Letter relating to any possible breach or violation by such party of any Contract or Applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in a party’s Disclosure Letter be deemed or interpreted to expand the scope of such party’s representations, warranties and/or covenants set forth in this Agreement.

Section 10.06          Binding Effect; Benefit; Assignment.

(a)          This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(b)          Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of Law or otherwise without the prior written consent of the other parties, except that Purchaser may assign any and all of its rights or obligations under this Agreement to one of its Affiliates, in whole or in part if such assignment would not reasonably be expected to prevent or materially delay the Closing or impose any greater cost upon Sellers pursuant to the terms of this Agreement than would otherwise be so delayed or imposed, as applicable, pursuant to this Agreement; provided that if such Affiliate of Purchaser ceases to be an Affiliate of Purchaser, Purchaser shall cause this Agreement to be assigned to an Affiliate of Purchaser. Any purported assignment in violation of this Section 10.06(b) shall be null and void.

Section 10.07          Governing Law. This Agreement (and any claims, disputes, controversies and causes of action or other Proceedings (whether at Law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the Transactions or the actions of Purchaser, Sellers, or the Company in the negotiation, administration, performance and enforcement thereof (“Relevant Matters”)) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the Laws of the State of Delaware; provided, however, for the avoidance of doubt, that matters pertaining to the fiduciary duties of the Company, its directors and officers shall be governed by the Laws of the Cayman Islands. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES AGREE THAT SERVICE OF PROCESS UPON A PARTY AT THE ADDRESS REFERRED TO IN SECTION 10.01 (INCLUDING BY PREPAID CERTIFIED MAIL WITH A VALIDATED PROOF OF MAILING RECEIPT), TOGETHER WITH WRITTEN NOTICE OF SUCH SERVICE TO SUCH PARTY, SHALL BE DEEMED EFFECTIVE SERVICE OF PROCESS UPON SUCH PARTY AND SHALL HAVE THE SAME LEGAL FORCE AND EFFECT AS IF SERVED UPON SUCH PARTY PERSONALLY WITHIN THE STATE OF DELAWARE.

Section 10.08          Jurisdiction; Arbitration; Forum.

(a)          Any Relevant Matters (except for internal affairs of the Company,) shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce then in effect (the “ICC” and such rules, the “Rules”). The place of arbitration shall be New York City, New York. The language of the arbitration shall be English. The arbitral tribunal shall be composed of three arbitrators. One arbitrator shall be nominated by the claimant(s) in the Request for Arbitration. The second arbitrator shall be nominated by the respondent(s) within twenty (20) days of its receipt of the Request for Arbitration. The third arbitrator, who shall be the presiding arbitrator, shall be nominated by agreement of the two other arbitrators within ten (10) days from the date of the appointment of the second arbitrator. Each arbitrator must have at least ten (10) years’ experience in complex commercial matters, including mergers and acquisitions. If any arbitrator is not nominated within these time periods, or the two party-nominated arbitrators are unable to agree on a presiding arbitrator, the ICC Court shall appoint such arbitrator as soon as possible. The parties hereto agree that the preliminary conference shall take place no later than ten (10) days after the constitution of the arbitral tribunal. The parties hereto agree that any service or written communication (including, the answer, any reply or exchange of information) shall be made in a manner provided by Section 10.01 of this Agreement, or as otherwise agreed to by the parties in writing, or as directed by the arbitral tribunal in its discretion. The tribunal may seek to compel the production of evidence from non-parties to the fullest extent permitted by applicable Law. The arbitration hearing shall be limited to one (1) week, if the tribunal deems such limitation appropriate, and provided, that the tribunal, where it considers it appropriate in order to provide any party with a full and fair opportunity to be heard, may require a hearing be held over the course of more than one week, and shall be conducted as soon as reasonably practicable after the constitution of the tribunal, as determined by the tribunal in its discretion. The tribunal shall issue its final award as promptly as practicable taking into account the nature of the claims and any other facts or circumstances the tribunal deems relevant, but in no event later than ninety (90) calendar days after the close of the final evidentiary hearing. The parties agree that the tribunal may extend any deadline set forth in this Section 10.08(a) if, in its discretion, more time is needed in light of the nature of the claims and the relevant facts and circumstances. The tribunal is authorized to award monetary damages and to grant specific performance of this Agreement and other injunctive relief (which for the avoidance of doubt, shall include specific performance), including interim relief pending the final award; provided, the tribunal shall have no authority to award punitive or other types of non-contractual damages.

(b)          The award of the arbitral tribunal shall be final and binding upon the parties and non-appealable, and judgment upon any award may be entered in any court that has jurisdiction thereof. Notwithstanding anything to the contrary set forth herein, any party to an award may apply to any court of competent jurisdiction for enforcement of such award.

(c)          Nothing in this Section 10.08 shall prevent a party from seeking any provisional, interim or conservatory measures (including preliminary injunctive relief) from any court of competent jurisdiction at any time if any such party believes in good faith that it will suffer irreparable injury before the tribunal has been appointed or before the tribunal has had time to render a final award or award the necessary injunctive relief. The parties agree that any such application may be made in the Court of Chancery of the State of Delaware, and agree to waive any objection to jurisdiction or venue in Delaware. Any such request by a party to a court for provisional, interim or conservatory measures (including preliminary injunctive relief) shall not be deemed incompatible with the agreement to arbitrate in this Section 10.08, or a waiver of the right to arbitrate. In respect of any such interim relief, service of process, summons, notice or document to any party’s address and in the manner set forth in Section 10.01 shall be effective service of process for any such action, and for purposes of this Section 10.08(c), Purchaser hereby agrees to appoint Paul, Weiss, Rifkind, Wharton & Garrison LLP as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any claim or Proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over Purchaser in the State of Delaware and in the courts of Delaware. Purchaser stipulates that such consent and appointment is irrevocable and coupled with an interest. To the extent that any Seller does not have a registered agent in the State of Delaware at any time, such Seller hereby agrees to appoint CT Corporation System as its agent for the acceptance of service of process, and all Sellers hereby appoint CT Corporation System as their attorneys-in-fact for making appearances on their behalf in any claim or Proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over Sellers in the State of Delaware and in the courts of Delaware. Sellers stipulate that such consent and appointment is irrevocable and coupled with an interest. The parties agree (1) to the extent a party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (2) that, to the fullest extent permitted by Applicable Law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to items (1) or (2) above shall, to the fullest extent permitted by Applicable Law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 10.09          Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR ANY OTHER RELEVANT MATTER. EACH PARTY UNDERSTANDS THAT ANY AND ALL DISPUTES MAY BE RESOLVED BY BINDING ARBITRATION PURSUANT TO THIS SECTION 10.09. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.09.

Section 10.10          Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

Section 10.11          Entire Agreement. This Agreement, the Confidentiality Agreement, the Governance Agreement, the Ancillary Agreements and each of the documents, instruments and agreements delivered in connection with the Transactions, including each of the Exhibits, the Company Disclosure Letter and the Purchaser Disclosure Letter, constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 10.12          Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the Transactions are consummated as originally contemplated to the fullest extent possible.

Section 10.13          Seller Representative. Each Seller agrees that: (i) any consents or approvals required from or to be given by any Seller under or pursuant to this Agreement may be given by Sellers’ Representative; and (ii) each of the other parties shall be entitled conclusively and absolutely to rely, without enquiry, on any acts or statements of Sellers’ Representative made or purported to be made on behalf of all or any of the other Sellers in relation to the Transactions and this Agreement as being acts or statements of such Sellers.

Section 10.14          No Recourse. Following the termination of this Agreement, Purchaser agrees that it shall not have any recourse against any Group Company, Sellers or their respective past, present or future directors, officers and employees (in their capacities as such) (collectively, the “Non-Recourse Parties”) for any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, and Purchaser waives the right to bring any such claim against the Non-Recourse Parties (whether in tort, contract or otherwise) based on, in respect of or by reason of the Transactions or in respect of any written or oral representations made or alleged to be made in connection herewith; provided that, this Section 10.14 shall not be deemed to modify the rights of Purchaser against Sellers or the Company under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

TRAWLERS LIMITED

By:	/s/ Tristan Head
Name: Tristan Head
Title: Officer

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Manchester United plc

By:	/s/ Patrick Stewart
Name: Patrick Stewart
Title: Chief Executive Officer and General Counsel

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Kevin Glazer Irrevocable Exempt Family Trust

By:	/s/ Kevin E. Glazer
Name: Kevin E. Glazer
Title: Trustee

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

KEGT Holdings LLC

By:	Kevin Glazer Irrevocable Exempt Family Trust, its sole member

By:	/s/ Kevin E. Glazer
Name: Kevin E. Glazer
Title: Trustee

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Edward S. Glazer Irrevocable Exempt Trust

By:	/s/ Edward S. Glazer
Name: Edward S. Glazer
Title: Trustee

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Joel M. Glazer Irrevocable Exempt Trust

By:	/s/ Joel M. Glazer
Name: Joel M. Glazer
Title: Trustee

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

RECO Holdings LLC

By:	Joel M. Glazer Irrevocable Exempt Trust,
its sole member

By:	/s/ Joel M. Glazer
Name: Joel M. Glazer
Title: Trustee

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Bryan G. Glazer Irrevocable Exempt Trust

By:	/s/ Bryan G. Glazer
Name: Bryan G. Glazer
Title: Trustee

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

SCG Global Investment Holdings LLC

By:	Bryan G. Glazer Irrevocable Exempt Trust,
its sole member

By:	/s/ Bryan G. Glazer
Name: Bryan G. Glazer
Title: Trustee

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Darcie S. Glazer Irrevocable Exempt Trust

By:	/s/ Darcie S. Glazer Kassewitz
Name: Darcie S. Glazer Kassewitz
Title: Trustee

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Avram Glazer Irrevocable Exempt Trust

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Trustee

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Hamilton TFC LLC

By:	Avram Glazer Irrevocable Exempt Trust,
its sole member

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Trustee

[Signature Page to Transaction Agreement]

Exhibit A

THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

AMENDED & RESTATED
MEMORANDUM & ARTICLES OF ASSOCIATION

OF

MANCHESTER UNITED PLC

(ADOPTED BY SPECIAL RESOLUTION DATED [•])

THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

AMENDED & RESTATED
MEMORANDUM OF ASSOCIATION

OF

MANCHESTER UNITED PLC

(ADOPTED BY SPECIAL RESOLUTION DATED [•])

1.	The name of the company is Manchester United plc (the “Company”).

2.	The registered office of the Company will be situated at Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands or at such other location as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Act”).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.	The capital of the Company is US$325,000.00 divided into 650,000,000 shares of a nominal or par value of US$0.0005 each provided always that subject to the Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

TABLE OF CONTENTS

CLAUSE	PAGE

TABLE A	1

INTERPRETATION	1

PRELIMINARY	8

SHARES	9

SPECIFIC RIGHTS ATTACHING TO SHARES	10

MODIFICATION OF RIGHTS	13

CERTIFICATES	13

FRACTIONAL SHARES	13

LIEN	14

CALLS ON SHARES	14

FORFEITURE OF SHARES	15

TRANSFER OF SHARES	16

TRANSMISSION OF SHARES	17

ALTERATION OF SHARE CAPITAL	18

REDEMPTION, PURCHASE AND SURRENDER OF SHARES	19

TREASURY SHARES	19

GENERAL MEETINGS	20

NOTICE OF GENERAL MEETINGS	21

PROCEEDINGS AT GENERAL MEETINGS	21

VOTES OF SHAREHOLDERS	23

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS	24

DIRECTORS	24

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POWERS AND DUTIES OF DIRECTORS	25

BORROWING POWERS OF DIRECTORS	27

THE SEAL	27

DISQUALIFICATION OF DIRECTORS	28

PROCEEDINGS OF DIRECTORS	28

EXECUTIVE COMMITTEE	31

DIVIDENDS	32

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	33

CAPITALISATION OF RESERVES	33

SHARE PREMIUM ACCOUNT	34

NOTICES	34

INDEMNITY	36

NON-RECOGNITION OF TRUSTS	37

WINDING UP	37

AMENDMENT OF ARTICLES OF ASSOCIATION	37

CLOSING OF REGISTER OR FIXING RECORD DATE	37

REGISTRATION BY WAY OF CONTINUATION	38

MERGERS AND CONSOLIDATION	38

DISCLOSURE	38

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COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED & RESTATED
ARTICLES OF ASSOCIATION

OF

MANCHESTER UNITED PLC

(ADOPTED BY SPECIAL RESOLUTION DATED [•])

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Act shall not apply to Manchester United plc (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Act” means the Companies Act (As Revised) of the Cayman Islands.

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Board” means the board of Directors of the Company from time to time, appointed pursuant to the provisions of these Articles;

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Shares” means Class A Shares of US$0.0005 par value in the capital of the Company designated as such and having the rights and being subject to the limitations set out in these Articles;

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“Class B Shares” means Class B Shares of US$0.0005 par value in the capital of the Company designated as such and having the rights and being subject to the limitations set out in these Articles;

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Exchange” means any securities exchange or other system on which any Shares of the Company may be listed or otherwise authorised for trading from time to time;

“Fair Market Value” for any Shares shall be determined as follows:

(a)	if traded on any Exchange, the value shall be deemed to be the average of the closing prices of the securities on such Exchange over the thirty (30) day period ending three (3) days prior to the date of determination;

(b)	if actively traded over-the-counter, the value shall be deemed to be the average of the closing or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the date of determination; and

(c)	if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

“Glazer Group” means Avram Glazer, Joel Glazer, Kevin Glazer, Bryan Glazer, Darcie Glazer Kassewitz and Edward Glazer.

“Glazer Party” means each member of the Glazer Group and any of their Permitted Transferees.

“Governance Agreement” means the governance agreement entered into between the Company, Trawlers Limited, and the Sellers (as defined therein) on or around December 24 2023 (as amended and/or restated from time to time).

“Investor” means Sir James A Ratcliffe.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Non-Affiliated” means any Person other than (a) a Person that owns five percent (5%) or more of the voting or economic interests of the Company, (b) an employee, director, officer or equity or interest holder of a Person described in clause (a), (c) an immediate family member of any of the Persons described in clauses (a) or (b), and (d) any officer or employee of the Company or its subsidiaries.

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“Office” means the registered office of the Company as required by the Act.

“Ordinary Shares” means the Class A Shares and the Class B Shares, or any of them as the context permits;

“Ordinary Resolution” means a resolution:

(a)	passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Permitted Transferee of a Glazer Party” means

(a)	any holder of Class B Shares immediately prior to the date on which these Articles were adopted;

(b)	any lineal descendant of Malcolm I. Glazer;

(c)	a Trawlers Party (but solely to effect a one time transfer of Class B Shares in accordance with (and only to the extent permitted by) the Transaction Agreement);

(d)	any of the following with respect to one or more Permitted Transferees of a Glazer Party:

(i)	a trust for the benefit of one or more such Permitted Transferees of a Glazer Party or Persons other than a Permitted Transferee of a Glazer Party so long as one or more such Permitted Transferees of a Glazer Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such trust; or

(ii)	an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Transferees of a Glazer Party is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided that in each case one or more Permitted Transferees of a Glazer Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held in such account, plan or trust; or

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(iii)	a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Transferees of a Glazer Party directly, or indirectly through one or more Permitted Transferees of a Glazer Party, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees of a Glazer Party retain sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such entity.

“Permitted Transferee of a Trawlers Party” means:

(a)	a Trawlers Party;

(b)	any lineal descendant or any immediate family member of any Trawlers Party (“immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership (including, for the avoidance of doubt, a cohabiting partner) or adoption, not more remote than first cousin);

(c)	any of the following with respect to one or more Permitted Transferees of a Trawlers Party:

(i)	a trust, foundation, association, partnership or other body (whether or not it has separate legal personality or corporate identity) that is solely for the benefit of Investor and/or the immediate family of a Trawlers Party, except that such trust, foundation, association, partnership or other body may also make charitable donations or distributions (excluding, in either case, economic or voting interest in Class B Shares) that are consistent with a Trawlers Party and/or the immediate family of a Trawlers Party’s bona fide estate planning purposes; or

(ii)	an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Transferees of a Trawlers Party is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided that in each case one or more Permitted Transferees of a Trawlers Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held in such account, plan or trust; or

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(iii)	a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Transferees of a Trawlers Party directly, or indirectly through one or more Permitted Transferees of a Trawlers Party, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees of a Trawlers Party retain sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such entity.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Act and these Articles, means the Register maintained by the Company pursuant to the Act and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the register of Members of the Company required to be kept pursuant to the Act and includes any Branch Register(s) established by the Company in accordance with the Act.

“Relevant Governing Body” means:

(a)	the Union of European Football Associations (UEFA); and/or

(b)	The Football Association Limited;

(c)	The Football Association Premier League Limited,

and in each case includes any successor governing body.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Security Interest” means any mortgage, charge, pledge, lien, encumbrance or other third party right or interest (whether legal or equitable) of whatsoever nature granted in writing by a Shareholder over any Shares held by it.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

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“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Act.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Act, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and subject to any Weighted Voting Provision, in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Subsidiary” of a Person means any other Person with respect to which the first Person (a) has the right to elect a majority of the board of directors or other Persons performing similar functions or (b) beneficially owns more than fifty (50) percent of the voting share (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Transfer” with respect to a Class B Share means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such Class B Share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation:

(a)	a transfer of a Class B Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership); or

(b)	the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class B Share by proxy or otherwise, other than with respect to a Permitted Transferee.

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Notwithstanding the forgoing, a “Transfer” shall not include:

(i)	the grant of a proxy to officers or directors of the Company at the request of the Board of Directors in connection with actions to be taken at a general or special meeting;

(ii)	the pledge of Class B Shares by a holder of Class B Shares that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the holder of such Class B Shares continues to exercise Voting Control over such pledged shares; or

(iii)	the fact that, at any time, the spouse of any holder of Class B Shares possesses or obtains an interest in such holder’s Class B Shares arising solely by reason of the application of the community property laws of any jurisdiction.

“Transaction Agreement” means the transaction agreement entered into by and among the Company, the Sellers (as defined therein) and Trawlers Limited on or around December 24 2023 (as amended and/or restated from time to time).

“Trawlers Party” means (i) Trawlers Limited; (ii) the Investor; (iii) INEOS Limited or any wholly owned Subsidiary of INEOS Limited; (iv) Andrew Currie; (v) John Reece; and (vi) any Person of which Investor, Andrew Currie and/or John Reece have the sole dispositive power and exclusive Voting Control.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

“Voting Control” means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B Share or other relevant security by proxy, voting agreement or otherwise (it being understood that a voting commitment without a grant of irrevocable proxy to vote on specified matters will not constitute a Transfer of “exclusive power” to vote or direct the voting of such Class B Shares).

“Weighted Voting Provision” means any provision pursuant to which the voting power that any Shareholder is entitled to exercise with respect to any Shares registered in the name of the Shareholder is increased or decreased, as the case may be.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

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(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another; and

(h)	references to the exercise by a Shareholder of “voting power” or words to that effect, shall be construed as a reference to the percentage of the votes permitted to be cast by such Shareholder at the relevant meeting of Shareholders as a percentage of the aggregate number of votes permitted to be cast by Shareholders entitled to attend and vote at such meeting. Where there is more than one Shareholder holding Shares of a Class that is subject to a Weighted Voting Provision, then the voting power entitled to be exercised in respect of such Class shall be divided amongst the Shareholders of that Class pro-rata in accordance with their respective holdings of Shares of that Class.

3.	Subject to the preceding Articles, any words defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.	The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Act.

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SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

12.	When exercising any of their powers and discretions under these Articles, the Directors shall have regard to the provisions of the Governance Agreement.

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SPECIFIC RIGHTS ATTACHING TO SHARES

13.	Participation

(a)	the Class A Shares shall confer upon the Shareholders rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company, in each case on a basis pari passu with the Class B Shares, in accordance with these Articles; and

(b)	the Class B Shares shall confer upon the Shareholders rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company, in each case on a basis pari passu with the Class A Shares, in accordance with these Articles.

14.	Voting Rights

(a)	The Class A Shares shall confer upon such Shareholders the right to receive notice of and to attend and to vote at any general meeting of the Company, and at any such meeting, subject to any Weighted Voting Provision, the holders of Class A Shares shall have one vote per Class A Share.

(b)	The Class B Shares shall confer upon such Shareholders the right to receive notice of and to attend and to vote at any general meeting of the Company, and at any such meeting, subject to any Weighted Voting Provision, the holders of Class B Shares shall have ten votes per Class B Share.

15.	Weighted Voting Provision

At any time that, and for so long as, the holders of Class B Shares continue to hold in the aggregate at least ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company, at any general meeting of the Company convened to consider any Special Resolution of the Company, the voting power permitted to be exercised by the holders of Class B Shares shall be further weighted in respect of such Special Resolution such that, if the voting power permitted to be exercised by the holders of Class B Shares pursuant to Article 14 above would, in aggregate, constitute less than sixty seven per cent. (67%) of the voting power of all shareholders entitled to receive notice of, attend and vote at a general meeting of the Company, then the Class B Shares shall be entitled to exercise, in the aggregate, sixty seven per cent. (67%) of the voting power of all Shareholders entitled to receive notice of, attend and vote at any such general meeting of the Company.

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16.	Conversion Rights

The holders of the Class B Shares have conversion rights as follows:

(a)	Right to Convert Class B Shares.

Unless converted earlier pursuant to Article 16(b) below, each Class B Share shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and non-assessable Class A Shares at the then applicable Conversion Rate (defined below). The ratio at which Class A Shares shall be issuable upon conversion of the Class B Shares (the “Conversion Rate”) shall initially be 1:1. The Conversion Rate shall be subject to adjustment as provided in Article 17 below.

(b)	Automatic Conversion.

Each Class B Share shall automatically be converted into a Class A Share at the then applicable Conversion Rate upon the date upon which (as applicable):

(i)	with respect to a Transfer of such Class B Share by a Trawlers Party or a Permitted Transferee of a Trawlers Party, upon the Transfer of such Class B Share to a Person who is not a Permitted Transferee of a Trawlers Party;

(ii)	with respect to a Transfer of such Class B Share by a Glazer Party or a Permitted Transferee of a Glazer Party, upon the Transfer of such Class B Share to a Person who is not a Permitted Transferee of a Glazer Party; or

(iii)	in respect of all Class B Shares, upon the aggregate number of issued and outstanding Class B Shares ceasing to represent in the aggregate at least ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company.

(c)	Mechanics of Conversion.

(i)	In the event that a holder of Class B Shares shall effect an optional conversion pursuant to Article 16(a):

(A)	the Company’s Register shall be updated to reflect such conversion; and

(B)	such conversion shall be deemed to have been made immediately prior to the close of business on the date upon which such election is expressed to be effective, and the Person or Persons entitled to receive the Class A Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Class A Shares on such date.

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(ii)	In the event of an automatic conversion pursuant to Article 16(b):

(A)	all holders of Class B Shares will be given so much prior notice as shall be practicable of the occurrence of an event causing the automatic conversion of all such Class B Shares pursuant to this Article 16;

(B)	such conversion shall be deemed to have been made immediately prior to the close of business on the date upon which such conversion is effective, and the Person or Persons entitled to receive the Class A Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Class A Shares on such date.

(iii)	On the date fixed for conversion, the Register shall be updated to show that the converted Class B Shares have been redeemed or repurchased and all rights with respect to the Class B Shares so converted will terminate, with the exception of the rights of the holders thereof to receive Class A Shares. Any certificates issued in respect of any Class B Shares so converted shall be cancelled and of no further effect.

(iv)	The Directors may effect such conversion in any manner available under applicable law, including redeeming or repurchasing the relevant Class B Shares and applying the proceeds thereof towards payment for the new Class A Shares. For purposes of the repurchase or redemption, the Directors may, subject to the Company being able to pay its debts in the ordinary course of business, make payments out of amounts standing to the credit of the Company’s share premium account or out of its capital.

(d)	Reservation of Shares Issuable Upon Conversion.

The Company shall at all times keep available out of its authorized but unissued Class A Shares solely for the purpose of effecting the conversion of the Class B Shares such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Shares, and if at any time the number of authorized but unissued Class A Shares shall not be sufficient to effect the conversion of all then outstanding Class B Shares, in addition to such other remedies as shall be available to the holder of such Class B Shares, the Company and its Shareholders will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Shares to such number of shares as shall be sufficient for such purposes.

17.	Adjustments to conversion price

The Conversion Ratio shall be subject to adjustment for any:

(a)	subdivision or concentration of the number of Class A Shares (whether by share dividend, consolidation and subdivision of shares or otherwise) into a greater or lesser number of Class A Shares; or

(b)	any other capital reorganization, re-designation, conversion, reclassification or otherwise affecting the number or composition of the Class A Shares,

in each case where the Class B Shares (as applicable) have not been proportionately affected thereby.

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MODIFICATION OF RIGHTS

18.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

19.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

20.	No Person shall be entitled to a certificate for any or all of his Shares, unless the Directors shall determine otherwise.

FRACTIONAL SHARES

21.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

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LIEN

22.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

23.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

24.	For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

25.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

26.	The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

27.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

28.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

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29.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

30.	The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

31.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

32.	If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

33.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

34.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

35.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

36.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

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37.	A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

38.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

39.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

40.	The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares. Without prejudice to the generality of the foregoing, title to listed shares of the Company may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of any Exchange on which such shares are listed.

41.	Subject to the rules of any Exchange on which the Shares in question may be listed, to the provisions of the next- following Article and to any rights and restrictions for the time being attached to any Share, the Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor, provided that the Directors shall register any transfer of Shares made in accordance with the provisions of the Governance Agreement and shall refuse to register any transfer of Shares if such transfer would violate the terms of the Governance Agreement. If the Board of Directors refuses to register a transfer of any Share the Secretary shall, within two months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal.

42.	Notwithstanding anything to the contrary in these Articles, the Directors may not decline to register any transfer of any Shares subject to a Security Interest, following the enforcement of a Security Interest in accordance with the terms thereof and upon the delivery of a valid form of transfer in respect of such Shares executed by the person entitled to the benefit of the Security Interest (or its assignee or its delegate) or by the holder of such Shares at the direction of such person (or its assignee or delegate).

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43.	No purported transfer of shares shall be permitted to be made, and the Directors shall not be permitted to record any transfer in the Company’s Register, if the consummation of such transfer would cause the Company or any Shareholder to be in violation of the rules of any Relevant Governing Body.

44.	If for any reason whatsoever any transfer shall been consummated and been recorded in the Register in breach of the provisions of the preceding Article 43, then at any time thereafter the Company may, at its election, either:

(a)	repurchase from the transferee Shareholder (and/or its successors in title) all of the Shares transferred to it, for a consideration equal to the Fair Market Value of such Shares; or

(b)	require such transferee Shareholder (and/or its successors in title) to transfer all of the Shares transferred to it to one or more Persons designated by the Company, for consideration equal to the Fair Market Value of such Shares, provided that no such repurchase or transfer may result in a violation of the provisions of the immediately preceding Article 43 by any other Person.

45.	Subject to the rules of any Exchange on which the shares in question may be listed and to any rights and restrictions for the time being attached to any Share, the registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register closed at such times and for such periods as the Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the Register closed for more than 30 days in any year.

46.	All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

47.	Any transfer in violation of the Governance Agreement shall be null and void ab initio.

TRANSMISSION OF SHARES

48.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

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49.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

50.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

51.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

52.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)	subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

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REDEMPTION, PURCHASE AND SURRENDER OF SHARES

54.	Subject to the Act, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine; provided that, without the approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not effectuate any redemption of Shares other than (i) pro rata to the number of Shares, (ii) in respect of Class A Shares only on a pro rata basis, (iii) in the ordinary course of business in connection with the repurchase of Shares from employees or service providers of the Company or its affiliates following termination of such employees or service providers, or (iv) in accordance with Article 16;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder; provided that, without the approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not effectuate any repurchase of Shares other than (i) pro rata to the number of Shares, (ii) in respect of Class A Shares only on a pro rata basis, (iii) in the ordinary course of business in connection with the repurchase of Shares from employees or service providers of the Company or its affiliates following termination of such employees or service providers, or (iv) in accordance with Article 16;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

55.	Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

56.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

57.	The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

TREASURY SHARES

58.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

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59.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

60.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

61.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

62.	The Directors may, whenever they think fit, convene a general meeting of the Company.

63.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any postponement, which postponement may be for a stated period of any length or indefinitely as the Directors may determine.

64.	General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company and to exercise at least a majority of the voting power permitted to be exercised at any such meeting, deposited at the Office specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

65.	If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

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NOTICE OF GENERAL MEETINGS

66.	At least seven clear days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and, in case of special business, the general nature of that business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

67.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

68.	All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

69.	No business shall be transacted at any general meeting of the Company unless a quorum of Members is present at the time when the meeting proceeds to business. At a general meeting of the Company to:

(a)	consider or adopt a Special Resolution, one or more Members present in person or by proxy holding shares conferring upon the relevant Members at least sixty seven per cent. (67%) of the votes eligible to be cast at any general meeting of the Company shall be a quorum; and

(b)	consider or adopt any other resolution or to take any other action, one or more Members present in person or by proxy holding shares conferring upon the relevant Members at least a majority of the votes eligible to be cast at any general meeting of the Company shall be a quorum.

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The Members present at a duly constituted general meeting of the Company may continue to transact business until adjournment, despite the withdrawal of such Members as leave less than a quorum.

70.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

71.	The chairman (and if more than one, either or both jointly as they may determine), if any, of the Directors shall preside as chairman at every general meeting of the Company.

72.	If there is no such chairman, or if at any general meeting none is present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

73.	Any chairman of the meeting may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

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74.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by any chairman or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by any chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

75.	If a poll is duly demanded it shall be taken in such manner as any chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

76.	In the case of an equality of votes, whether on a show of hands or on a poll, any chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

77.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as any chairman of the meeting directs.

VOTES OF SHAREHOLDERS

78.	Subject to any rights and restrictions for the time being attached to any Class or Classes of Shares or any applicable Weighted Voting Provisions, every Shareholder present in person and every Person representing a Shareholder by proxy shall at a general meeting of the Company shall be entitled to exercise the voting power conferred upon such Shareholder by the Shares held by him. If there are any rights and restrictions for the time being attached to any Class or Classes of Shares or any applicable Weighted Voting Provisions then in effect, then such rights, restrictions or Weighted Voting Provisions shall be applied and given effect to on any vote.

79.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

80.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

81.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

82.	On a poll votes may be given either personally or by proxy.

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83.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

84.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

85.	The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

86.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

87.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

88.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director. If a clearing house (or its nominee) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any Class of Shareholders of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which they represent as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorisation.

DIRECTORS

89.	The name(s) of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.

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90.	Shareholders permitted to exercise more than fifty per cent. (50%) of the voting power capable of being exercised at any general meeting of the Company shall be entitled, by notice in writing to the Company from time to time, to appoint any natural person or corporation to be a Director and to remove and/or replace any Director. Any such appointment, renewal and/or replacement shall be effectively immediately upon delivery of such notice to the Company at its registered office and otherwise in accordance with the provisions of these Articles.

91.	Unless re-appointed or removed from office pursuant to the provisions of the preceding Article 90, each Director shall be appointed for a term expiring at the next-following annual general meeting of the Company. At any such annual general meeting, Directors will be elected by Ordinary Resolution. At each annual general meeting of the Company, each Director elected at such meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or their earlier death, resignation or removal pursuant to Article 90.

92.	The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

93.	The remuneration of the Directors may be determined by the Directors.

94.	There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

95.	The Directors shall have power at any time and from time to time to appoint a natural person or corporation as a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by Ordinary Resolution.

POWERS AND DUTIES OF DIRECTORS

96.	Subject to the Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

97.	The Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto determine if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

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98.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

99.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

100.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

101.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

103.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

104.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

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BORROWING POWERS OF DIRECTORS

105.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

106.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

107.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

108.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

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DISQUALIFICATION OF DIRECTORS

109.	The office of Director shall be vacated, if the Director:

(a)	dies or is found to be or becomes of unsound mind;

(b)	resigns his office by notice in writing to the Company;

(c)	is removed from office pursuant to the provisions of Article 90;

(d)	is not re-elected to office pursuant to the provisions of Article 91, upon the effective appointment of his successor; or

(e)	holds or otherwise acquires, directly or indirectly, any shares or other security interest in any other Person in violation of the rules of any Relevant Governing Body applicable to Directors of the Company.

PROCEEDINGS OF DIRECTORS

110.	The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman (or, if more then, the co-chairmen acting jointly) shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

111.	Any chairman of any meeting of the Board of Directors may adjourn any such meeting to such time and date, and at such location, as he may in discretion determine.

112.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

113.	The quorum necessary for the transaction of the business of the Directors shall be a simple majority of the Directors appointed from time to time. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

114.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

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115.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

116.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

117.	Without limitation to any of the foregoing, a Director may hold any office or place of profit in respect of any competitor of the Company, provided that he shall declare the nature of any conflict of interest at a meeting of the Directors. The provisions of Article 113 shall apply to this Article mutatis mutandis.

118.	To the fullest extent permitted by applicable law, no Director shall be under any obligation to the bring to the Company any corporate opportunity of which he becomes aware otherwise than in his capacity as a Director. To the extent necessary to any eliminate any liability of any Director in this regard, the Company shall renounce any expectancy of any such opportunity.

119.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

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120.	When any chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

121.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

122.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

123.	The co-chairmen of the Board of Directors as at the date on which these Articles are adopted shall be Joel Glazer and Avram Glazer, which Persons shall continue as co-chairmen of the Board of Directors in each case until such time as the Board of Directors shall elect a new chairman or chairmen of the Board of Directors. If at any relevant time no such chairman has been elected, or if at any meeting no chairman is present within fifteen minutes after the time appointed for holding the meeting, then at the relevant time the Directors present may choose one of their number to be chairman of the meeting.

124.	Where more than one person has been appointed to the office of chairman at any time, then such Persons shall be co- chairmen and shall act by consent.

125.	Subject to any regulations imposed on it by the Directors, the chairman or co-chairmen (as the case may be) of the Board of Directors shall be entitled to appoint any member of any committee as its chairman. If no such chairman is appointed, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

126.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

127.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

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EXECUTIVE COMMITTEE

128.	Without limitation to any of the foregoing provisions of these Articles, the Board of Directors may appoint from its number an Executive Committee as a committee of the Board of Directors of the Company comprised of such number of members as shall be determined from time to time by the Board of Directors. The following provisions shall apply to any Executive Committee so appointed:

(a)	The term of office of each member of the Executive Committee shall be co-extensive with the term of such member’s office as Director. Any member of the Executive Committee who shall cease to be a Director of the Company shall ipso facto cease to be a member of the Executive Committee.

(b)	A majority of the members of the Executive Committee shall constitute a quorum for the valid transaction of business. The Executive Committee may meet at stated times or on two days’ notice by any member of the Executive Committee to all other members, by notice in accordance with these Articles. The remaining provisions of these Articles relating to the conduct of the business of the Board of Directors shall apply to meetings of the Executive Committee mutatis mutandis.

(c)	At all times whenever the Board of Directors is not in session, the Executive Committee shall have and may exercise all of the powers of said Board of Directors in the management of the business and affairs of the Company, except as limited by the Act and provided that the Executive Committee shall not permitted to exercise the authority of the Board of Directors to:

(i)	issue and allot or otherwise grant options issue warrants or grant other rights in respect of the Company’s Shares pursuant to the provisions of Article 8, or to designate class of Share pursuant to Article 9;

(ii)	declare dividends;

(iii)	approve any merger or consolidation pursuant to the provisions of Part XVI of the Act;

(iv)	approve any contract or transaction between the Company and one or more of its Directors, or between the Company and any other Person in which one or more of its Directors are Directors or have a material financial interest.

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DIVIDENDS

129.	Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. Notwithstanding the foregoing, without the prior approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not declare any dividend or other distribution on the Shares in issue other than (i) pro rata to the number of Shares or (ii) in respect of the Class A Shares only on a pro rata basis.

130.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

131.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

132.	Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

133.	The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie.

134.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

135.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

136.	No dividend shall bear interest against the Company.

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ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

137.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

138.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

139.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

140.	The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors. The financial year of the Company shall end on 30 June of each year or such other date as the Directors may determine.

141.	The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

142.	Subject to the Act and these Articles, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

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(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

143.	The Directors shall in accordance with the Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

144.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Act, out of capital.

NOTICES

145.	Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

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146.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

147.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

148.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

149.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

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INDEMNITY

150.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

151.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud.

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NON-RECOGNITION OF TRUSTS

152.	Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

153.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.

154.	If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

155.	Subject to the Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

156.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

157.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

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158.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

159.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

160.	The Company may by Special Resolution resolve to merge or consolidate the Company in accordance with the Act.

DISCLOSURE

161.	The Directors, or any authorised service providers (including the officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

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Exhibit B

Contracts and Players

[Intentionally Omitted]

Exhibit C

Registration Rights Agreement
Term Sheet

Holders	Trawlers Limited and the persons whose names are listed in Schedule B of the Transaction Agreement (the “Agreement”), and any Permitted Transferees thereof (collectively, the “Holders”)
Issuer	Manchester United plc (the “Issuer”) and any of its successors and assigns.
Registrable Securities	“Registrable Securities” shall mean any publicly traded common shares of the capital stock of the Issuer held by or issuable to a Holder from time to time. Such securities shall cease to constitute Registrable Securities when (1) a registration statement with respect to the offering of such securities shall have been declared effective and such securities shall have been disposed of by such Holder pursuant to such registration statement, (2) such securities have been sold to the public pursuant to a Rule 144, (3) such securities shall have been repurchased by the Issuer or a subsidiary of the Issuer or (4) such Holder is able to dispose of all of its Registrable Securities pursuant to Rule 144 in a single transaction without volume limitation or other restrictions on transfer thereunder.
Resale Shelf Registration	Within 30 days of the Closing (as defined in the Agreement), the Issuer will file and thereafter keep effective a registration statement on Form F-3 (or Form S-3, as applicable) providing for the resale from time to time, and pursuant to a “Plan of Distribution” approved by the Holders, of all of the Holders’ Registrable Securities. If at any time Form F-3 (or Form S-3, as applicable) shall not be available to the Issuer, the Issuer will file and thereafter keep effective a registration statement on Form F-1 (or Form S-1, as applicable) providing for the same.
Demand Registration Rights

Holders may, at any time and from time to time, request that the Issuer prepare and file a registration statement (or prospectus supplement, post-effective amendment or other amendment or supplement to an existing registration statement as may be necessary) with the Securities and Exchange Commission (“SEC”) providing for:

•          Underwritten offerings

•          Shelf takedowns

•          Block trades (including on an underwritten basis) off of a Shelf Registration Statement with notice to the Issuer two business days prior to launch and simultaneous piggyback notice to other Holders

Any of the foregoing offerings are referred to herein as a “Demand Registration”.

Number of Demand Rights Permitted	Unlimited demand rights.
Selection of Underwriters	Managing underwriter(s) to be selected by Holders representing a majority of the Registrable Securities included in any Demand Registration.
Procedures for Underwriting

The Issuer will provide for the delivery of customary diligence, documentation and deliverables (including, without limitation, comfort letters of its auditors and negative assurance letters and opinions of its counsel and counsel to the underwriters) in connection with Demand Registrations.

The Issuer will make management available for a customary “road show” and agree to other customary cooperation covenants in connection with Demand Registrations.

Holdback Agreements	Customary requirements to enter into holdback agreements from any parties, and for the periods, as may be requested by the managing underwriter(s) to a Demand Registration.
Cutback Rights	Customary, at managing underwriter’s discretion subject to the priority provisions below.
Priority on Demand Registrations and Shelf Offerings

Primary Registrations: first, to the Issuer, second, to securities requested to be included in such registration by Holders of Registrable Securities that can be sold, in the opinion of the underwriters, without any adverse effect, with any cutbacks pro rata, based on the Registrable Securities requested to be included in such registration, among the Holders of such Registrable Securities and third, other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any adverse effect.

Secondary Registrations: First, the securities requested to be included in such registration by Holders of Registrable Securities that can be sold, in the opinion of the underwriters, without any adverse effect, with any cutbacks pro rata, based on the Registrable Securities requested to be included in such registration, among the Holders of such Registrable Securities, and second, other securities requested to be included in such registration, which can be sold, in the opinion of the underwriters, without any adverse effect.

Blackouts/Suspension

90 day postponement/suspension right if: (a) the board determines in good faith that the offer or sale would have a material adverse effect on any proposal or plan by the Issuer or its subsidiaries to engage in any material acquisition, (b) upon advice of counsel, the sale would require the disclosure of non-public material information otherwise not required to be disclosed and (c) (i) Issuer has a bona fide business purposes for preserving confidentiality of such transaction or (ii) disclosure would have a material adverse effect on the Issuer or its ability to consummate such transaction.

The Issuer may not have a suspension or blackout of greater than 90 days in aggregate in any 12-month period, or more than 2 suspensions or blackouts in such period.

Piggyback Rights	Any Holder will have customary Piggyback Rights on any registration statement (other than in connection with registrations on Form S-4 or S-8) and filed by the Issuer on behalf of itself or any other person.
Piggyback Notice Periods	Customary periods to be agreed.
Expenses	Issuer responsible for all expenses, including reimbursement for the reasonable fees and disbursements of one counsel for all Holders to be selected by Holders representing a majority of the Registrable Securities included in such offering.
Indemnification	Customary indemnification provisions.
Other Registration Rights	The Issuer will not grant any person any registration rights with respect to its securities that are prior in right, in conflict or inconsistent with (including rights that would reduce the number of securities a Holder may include in any registration noted above) the rights of the Holders, or that would allow for a holder to demand registration without providing the Holders piggyback rights.
Governing Law	New York

Schedule A

Regulatory Approvals

Germany. The German Federal Cartel Office having (i) stated in writing that the Transactions are not subject to a notification requirement pursuant to Sections 35 et seq. of the German Act Against Restraints of Competition (“ARC”); (ii) cleared the Transactions pursuant to Section 40 ARC; or (iii) failed to give notice or render a decision, as the case may be, so that the Transactions are deemed to be cleared pursuant to Section 40 ARC because the applicable waiting period has expired.

Schedule B

Sellers

Seller Name	Owned Class A Ordinary Shares	Owned Class B Ordinary Shares	Sale Shares	Address
Joel M. Glazer Irrevocable Exempt Trust	1,707,614	21,749,366	4,591,983	#####
RECO Holdings LLC	0	150,000	0	#####
Darcie S. Glazer Irrevocable Exempt Trust	603,806	20,899,365	4,591,984	#####
Bryan G. Glazer Irrevocable Exempt Trust	0	19,809,365	4,591,984	#####
SCG Global Investment Holdings LLC	0	90,000	0	#####
Avram Glazer Irrevocable Exempt Trust	0	16,516,979	4,591,984	#####
Hamilton TFC LLC	0	90,000	0	#####
Edward S. Glazer Irrevocable Exempt Trust	0	15,003,172	4,591,984	#####
Kevin Glazer Irrevocable Exempt Family Trust	0	12,133,974	4,591,984	#####
KEGT Holdings LLC	0	3,765,392	0	#####

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not otherwise defined herein shall have the respective meanings assigned to them in the Transaction Agreement to which it is attached (the “Agreement”).

The obligation of Purchaser to accept for payment and purchase, and pay for Class A Ordinary Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Agreement or the Offer to the contrary, but subject to Purchaser’s right and obligation to extend the Offer pursuant to the terms of the Agreement, Purchaser shall not be required to accept for payment and purchase, or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Class A Ordinary Shares, and, to the extent permitted by the Agreement, may (i) terminate the Offer: (A) upon termination of this Agreement; and (B) at any scheduled Expiration Time (subject to any extensions of the Offer pursuant to Section 2.03(c) of the Agreement) or (ii) amend the Offer as otherwise permitted by the Agreement, if any of the conditions set forth in clauses (a) through (h) below shall not be satisfied, deemed to be waived or waived (to the extent permitted by the Agreement) in writing by Purchaser:

(a)          Each of the representations and warranties made by the Company in Section 4.01(a), Section 4.02, Section 4.05(a), Section 4.07(i) and Section 4.20, as well as the Seller Fundamental Representations shall be true and correct in all material respects as of the Expiration Time as if made at the Expiration Time, except for those representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date.

(b)          Each of the representations and warranties made by the Company and Sellers in the Agreement other than those included in clause (a) above (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) shall be true and correct in all respects as of the Expiration Time as if made at the Expiration Time, in each case, (A) except for those representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date, and (B) except where the failure to be so true and correct has not had and would not have a Company Material Adverse Effect.

(c)          The consummation of any of the Transactions shall not then be enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of any Governmental Authority.

(d)          (i) The clearances, approvals and consents required to be obtained under the Antitrust Laws set forth in Schedule A to the Agreement shall have been obtained and shall be in full force and effect, (ii) the PL Approval shall have been obtained and (iii) the Football Association Approval shall have been obtained (the “Regulatory Condition”).

(e)          The Sellers and Company shall each have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Expiration Time.

(f)          Purchaser shall have received a certificate executed by the Company to the effect that the conditions set forth in clauses (a), (b) and (e) above have been satisfied.

(g)          The Amendment Proposal shall have been approved by the Company’s shareholders and the Amended Articles (x) will be in full force and effect as of immediately prior to the Closing or (y) will automatically come into full force and effect simultaneously with the occurrence of the Closing.

(h)          The Agreement shall not have been validly terminated in accordance with its terms.